PLEASE NOTE:

"[- - ]" DENOTES INFORMATION REDACTED IN CANADIAN FILING

MDS Inc.

US$73,000,000 5.15% Guaranteed Senior Unsecured Notes, Series A, due December 19, 2007
US$17,000,000 5.52% Guaranteed Senior Unsecured Notes, Series B, due December 19, 2009
US$40,000,000 5.52% Guaranteed Senior Unsecured Notes, Series C, due December 19, 2012
US$156,500,000 6.19% Guaranteed Senior Unsecured Notes, Series D, due December 19, 2012
US$25,000,000 6.19% Guaranteed Senior Unsecured Notes, Series E, due December 19, 2014

______________

NOTE PURCHASE AGREEMENT

______________

Dated December 18, 2002

TABLE OF CONTENTS

Section

1. AUTHORIZATION OF NOTES

2. SALE AND PURCHASE OF NOTES; GUARANTEES.

3. CLOSING.

4. CONDITIONS TO CLOSING.

4.1.	Representations and Warranties.
4.2.	Performance; No Default.
4.3.	Compliance Certificates.
4.4.	Opinions of Counsel.
4.5.	Subsidiary Guaranties, Etc.
4.6.	Purchase Permitted By Applicable Law, etc.
4.7.	Sale of Other Notes.
4.8.	Payment of Special Counsel Fees.
4.9.	Private Placement Numbers.
4.10. Changes in Corporate Structure.
4.11. Agent for Service of Process.
4.12. Funding Instructions.
4.13. Tax Treaty Forms.
4.14. Proceedings and Documents.

5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

5.1.	Organization; Power and Authority.
5.2.	Authorization, etc.
5.3.	Disclosure.
5.4.	Organization and Ownership of Shares of Subsidiaries; Affiliates.
5.5.	Financial Statements.
5.6.	Compliance with Laws, Other Instruments, etc.
5.7.	Governmental Authorizations, etc.
5.8.	Litigation; Observance of Agreements, Statutes and Orders.
5.9.	Taxes.
5.10. Title to Property; Leases.
5.11. Licenses, Permits, etc.
5.12. Compliance with ERISA.
5.13. Private Offering by the Company.
5.14. Use of Proceeds; Margin Regulations.
5.15. Existing Debt; Future Liens.
5.16. Foreign Assets Control Regulations, etc.
5.17. Status under Certain Statutes.
5.18. Environmental Matters.
5.19. Obligations Rank Pari Passu.

6. REPRESENTATIONS OF THE PURCHASER.

6.1.	Purchase for Investment.
6.2.	Source of Funds.
6.3.	Canadian Purchasers of Notes.

7. INFORMATION AS TO COMPANY.

7.1.	Financial and Business Information.
7.2.	Officer's Certificate.
7.3.	Inspection.

8. PREPAYMENT OF THE NOTES.

8.1.	Required Prepayments.
8.2.	Optional Prepayments with Make-Whole Amount.
8.3.	Redemption for Reasons of Taxation.
8.4.	Allocation of Partial Prepayments.
8.5.	Maturity; Surrender, etc.
8.6.	Purchase of Notes.
8.7.	Make-Whole Amount.
8.8.	Payment Free and Clear.

9. AFFIRMATIVE COVENANTS.

9.1.	Compliance with Law.
9.2.	Insurance.
9.3.	Maintenance of Properties.
9.4.	Payment of Taxes and Claims.
9.5.	Corporate Existence, etc.
9.6.	Additional Guaranties by Subsidiaries.
9.7.	Notes to Rank Pari Passu.

10. NEGATIVE COVENANTS.

10.1. Transactions with Affiliates.
10.2. Merger, Consolidation, etc.
10.3. Liens.
10.4. Limitation on Debt.
10.5. Limitation on Priority Debt.
10.6. Interest Charges Coverage Ratio.
10.7. Limitation on Restricted Payments and Restricted Investments.
10.8. Limitation on Sale of Assets.
10.9. Subsidiary Guarantors.

11. EVENTS OF DEFAULT.

12. REMEDIES ON DEFAULT, ETC.

12.1. Acceleration.
12.2. Other Remedies.
12.3. Rescission.
12.4. No Waivers or Election of Remedies, Expenses, etc.
12.5. Canadian Purchasers' Contractual and Statutory Rights of Action.

13. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

13.1. Registration of Notes.
13.2. Transfer and Exchange of Notes.
13.3. Replacement of Notes.

14. PAYMENTS ON NOTES.

14.1. Place of Payment.
14.2. Home Office Payment.

15. EXPENSES, ETC.

15.1. Transaction Expenses.
15.2. Survival.

16. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

17. AMENDMENT AND WAIVER.

17.1. Requirements.
17.2. Solicitation of Holders of Notes.
17.3. Binding Effect, etc.
17.4. Notes held by Company, etc.

18. NOTICES.

19. REPRODUCTION OF DOCUMENTS.

20. CONFIDENTIAL INFORMATION.

21. DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES.

22. SUBSTITUTION OF PURCHASER.

23. MISCELLANEOUS.

23.1. Currency of Payments, Indemnification.
23.2. Interest Act of Canada.
23.3. Submission to Jurisdiction.
23.4. Successors and Assigns.
23.5. Payments Due on Non-Business Days.
23.6. Severability.
23.7. Construction.
23.8. Counterparts.
23.9. Governing Law.

SCHEDULE A -- Information Relating To Purchasers

SCHEDULE B -- Defined Terms

SCHEDULE 4.10 -- Changes in Corporate Structure

SCHEDULE 5.3  -- Disclosure Materials

SCHEDULE 5.4  -- Subsidiaries of the Company and Ownership of Subsidiary Stock

SCHEDULE 5.5  -- Financial Statements

SCHEDULE 5.8  -- Certain Litigation

SCHEDULE 5.11  -- Patents, etc.

SCHEDULE 5.14  -- Use of Proceeds

SCHEDULE 5.15 -- Existing Indebtedness

SCHEDULE 10.7 -- Existing Investments

EXHIBIT I-A	--	Form of 5.15% Senior Guaranteed Unsecured Note, Series A, due December 19, 2007

EXHIBIT I-B	--	Form of 5.52% Senior Guaranteed Unsecured Note, Series B, due December 19, 2009

EXHIBIT I-C	--	Form of 5.52% Senior Guaranteed Unsecured Note, Series C, due December 19, 2012

EXHIBIT I-D	--	Form of 6.19% Senior Guaranteed Unsecured Note, Series D, due December 19, 2012

EXHIBIT I-E	--	Form of 6.19% Senior Guaranteed Unsecured Note, Series E, due December 19, 2014

EXHIBIT II  -- Form of Guaranty Agreement

EXHIBIT 4.4(a)  -- Form of Opinion of Special Canadian Counsel to the Company and the Subsidiary Guarantors

EXHIBIT 4.4(b) --  Form of Opinion of Special United States Counsel to the Company and the Subsidiary Guarantors

EXHIBIT 4.4(c) -- Form of Opinion of Special Nebraska Counsel to the Company and the Subsidiary Guarnators

EXHIBIT 4.4(d)  -- Form of Opinion of Special Alberta Counsel to the Company

EXHIBIT 4.4(e)  -- Form of Opinion of Special Nova Scotia Counsel to the Company

EXHIBIT 4.4(f)  -- Form of Opinion of Peter Brent, General Counsel of the Company

EXHIBIT 4.4(g)  -- Form of Opinion of Special Counsel to the Purchasers

MDS Inc.
100 International Boulevard
Toronto, Ontario, Canada
M9W 6J6

US$73,000,000 5.15% Guaranteed Senior Unsecured Notes, Series A, due December 19, 2007
US$17,000,000 5.52% Guaranteed Senior Unsecured Notes, Series B, due December 19, 2009
US$40,000,000 5.52% Guaranteed Senior Unsecured Notes, Series C, due December 19, 2012
US$156,500,000 6.19% Guaranteed Senior Unsecured Notes, Series D, due December 19, 2012
US$25,000,000 6.19% Guaranteed Senior Unsecured Notes, Series E, due December 19, 2014

December 18, 2002

TO EACH OF THE PURCHASERS LISTED IN
THE ATTACHED SCHEDULE A:

Ladies and Gentlemen:

MDS Inc., a Canadian corporation (the “Company”), agrees with you as follows:

1.	AUTHORIZATION OF NOTES

The Company will authorize the issue and sale of (a) US$73,000,000 aggregate principal amount of its 5.15% Guaranteed Senior Unsecured Notes, Series A, due December 19, 2007 (the “Series A Notes”), (b) US$17,000,000 aggregate principal amount of its 5.52% Guaranteed Senior Unsecured Notes, Series B, due December 19, 2009 (the “Series B Notes”), (c) US$40,000,000 aggregate principal amount of its 5.52% Guaranteed Senior Unsecured Notes, Series C, due December 19, 2012 (the “Series C Notes”), (d) US$156,500,000 aggregate principal amount of its 6.19% Guaranteed Senior Unsecured Notes, Series D, due December 19, 2012 (the “Series D Notes”), and (e) US$25,000,000 aggregate principal amount of its 6.19% Guaranteed Senior Unsecured Notes, Series E, due December 19, 2014 (the “Series E Notes”); the Series A Notes, Series B Notes, Series C Notes, Series D Notes and Series E Notes being hereinafter collectively referred to as the “Notes”, such term to include any such notes issued in substitution therefor pursuant to Section 13 of this Agreement or the Other Agreements (as hereinafter defined)). The Series A Notes, Series B Notes, Series C Notes, Series D Notes and Series E Notes shall be substantially in the form set out in Exhibits I-A, I-B, I-C, I-D and I-E, respectively, with such changes therefrom, if any, as may be approved by you and the Company. Certain capitalized terms used in this Agreement are defined in Schedule B; references to a “Schedule” or an “Exhibit” are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement. As used in this Agreement, except where otherwise indicated, all references to $ are to Canadian dollars and all references to US$ are to United States dollars.

2.	SALE AND PURCHASE OF NOTES; GUARANTEES.

(a) Subject to the terms and conditions of this Agreement, the Company will issue and sell to you and you will purchase from the Company, at the Closing provided for in Section 3, Notes in the principal amount and of the series specified opposite your name in Schedule A at the purchase price of 100% of the principal amount thereof. Contemporaneously with entering into this Agreement, the Company is entering into separate Note Purchase Agreements (the “Other Agreements”) identical with this Agreement with each of the other purchasers named in Schedule A (the “Other Purchasers”), providing for the sale at such Closing to each of the Other Purchasers of Notes in the principal amount and of the series specified opposite its name in Schedule A. Your obligation hereunder and the obligations of the Other Purchasers under the Other Agreements are several and not joint obligations and you shall have no obligation under any Other Agreement and no liability to any Person for the performance or non-performance by any Other Purchaser thereunder. The Series A Notes, Series B Notes, Series C Notes, Series D Notes and Series E Notes are each herein sometimes referred to as Notes of a “series”.

(b) The payment of the Notes and the performance by the Company of its obligations under this Agreement and the Other Agreements will be fully and unconditionally guaranteed (the “Subsidiary Guarantee”) by MDS (Canada) Inc., MDS (US) Inc., MDS Pharma Services (US) Inc., MDS Nova Limited Partnership, Bow Valley Diagnostic Services, Inc. and MDS Ingram & Bell Inc. (each a “Subsidiary Guarantor” and collectively, the “Subsidiary Guarantors”), pursuant to separate Guaranty Agreements of each Guarantor (each a “Guaranty Agreement” and, collectively, the “Guaranty Agreements”), each substantially in the form of Exhibit II hereto.

(c) Upon certification thereof by a Senior Financial Officer sent to each holder of the Notes, the Guaranty Agreements of MDS Pharma Services (US) Inc., MDS Nova Limited Partnership, Bow Valley Diagnostic Services, Inc. and MDS Ingram & Bell Inc. shall be automatically discharged and released if and when such Subsidiaries cease to be co-borrowers and/or Guaranteeing Subsidiaries (as defined in the Credit Agreement as in effect on the date hereof) under the terms of the Credit Agreement.

(d) Sharing of recoveries from the Subsidiary Guarantors under (i) the Guaranty Agreements, (ii) the Credit Agreement, and (iii) the Guaranties delivered pursuant to the Credit Agreement, as specified in the Intercreditor Agreement referred to below, will be subject to an Intercreditor Agreement, dated the date of this Agreement (the “Intercreditor Agreement”), to be entered into by the Lenders, the Company and the Subsidiary Guarantors with you and the Other Purchasers.

3.	CLOSING.

The sale and purchase of the Notes to be purchased by you and the Other Purchasers shall occur at the offices of Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois, 60603 at 8:00 a.m., Chicago time, at a closing (the“Closing”) on December 18, 2002. At the Closing the Company will deliver to you the Notes to be purchased by you in the form of a single Note (or such greater number of Notes in denominations of at least US$500,000 as you may request) dated the date of the Closing and registered in your name (or in the name of your nominee), against delivery by you to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company to account number 6550-8-26157 at Bank of America NT & SA New York Bank, for credit to CIBC Toronto, SWIFT CODE BOFAUS3N, CHIPS ID 015035, ABA#026009593, for further credit to CIBC, Toronto Main Branch, Toronto, Ontario, Transit 00002 for further credit to MDS Inc. account #05-05617. If at the Closing the Company shall fail to tender such Notes to you as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to your satisfaction, you shall, at your election, be relieved of all further obligations under this Agreement, without thereby waiving any rights you may have by reason of such failure or such nonfulfillment.

4.	CONDITIONS TO CLOSING.

           Your obligation to purchase and pay for the Notes to be sold to you at the Closing is subject to the fulfillment to your satisfaction, prior to or at the Closing, of the following conditions:

4.1.	Representations and Warranties.

The representations and warranties of the Company in this Agreement, and of each Subsidiary Guarantor in its respective Guaranty Agreement, shall be correct when made and at the time of the Closing.

4.2.	Performance; No Default.

The Company and each Subsidiary Guarantor shall have performed and complied with all agreements and conditions contained in this Agreement and in the Guaranty Agreements, as applicable, required to be performed or complied with by it prior to or at the Closing and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Schedule 5.14) no Default or Event of Default shall have occurred and be continuing. Neither the Company nor any Restricted Subsidiary shall have entered into any transaction since the date of the Memorandum that would have been prohibited by Sections 10.1, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8 or 10.9 hereof had such Sections applied since such date.

4.3.	Compliance Certificates.

Officer's Certificate. The Company and each Subsidiary Guarantor shall have delivered to you an Officer's Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1, 4.2 and 4.10 have been fulfilled.

Secretary's Certificate. The Company shall have delivered to you a certificate certifying as to the constituting documents of the Company, the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of the Notes and the Agreements.  Each Subsidiary Guarantor shall have delivered to you a certificate of such Subsidiary Guarantor certifying as to the constituting documents of such Guarantor, the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of the Guaranty Agreement of such Subsidiary Guarantor.

4.4.	Opinions of Counsel.

You shall have received opinions in form and substance satisfactory to you, dated the date of the Closing (a) from Fasken Martineau DuMoulin LLP, special Canadian counsel for the Company and the Subsidiary Guarantors, covering the matters set forth in Exhibit 4.4(a) and covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request (and the Company hereby instructs such counsel to deliver such opinion to you); (b) from Skadden, Arps, Slate, Meagher & Flom LLP, special United States counsel for the Company and the Subsidiary Guarantors, covering the matters set forth in Exhibit 4.4(b) and covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request (and the Company hereby instructs such counsel to deliver such opinion to you); (c) from Cline, Williams, Wright, Johnson and Oldfather, L.L.P., special Nebraska counsel for the Company and the Subsidiary Guarantors, covering the matters set forth in Exhibit 4.4(c) and covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request (and the Company hereby instructs such counsel to deliver such opinion to you); (d) from Parlee McLaws LLP, special Alberta counsel for the Company and the Subsidiary Guarantors, covering the matters set forth in Exhibit 4.4(d) and covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request (and the Company hereby instructs such counsel to deliver such opinion to you); (e) from Stewart McKelvey Stirling Scales, special Nova Scotia counsel for the Company and the Subsidiary Guarantors, covering the matters set forth in Exhibit 4.4(e) and covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request (and the Company hereby instructs such counsel to deliver such opinion to you); (f) from Peter Brent, Senior Vice President and General Counsel of the Company, covering the matters set forth in Exhibit 4.4(f) and covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request (and the Company hereby instructs such counsel to deliver such opinion to you); and (g) from Chapman and Cutler, your special counsel in connection with such transactions, substantially in the form set forth in Exhibit 4.4(c) and covering such other matters incident to such transactions as you may reasonably request.

4.5.	Subsidiary Guaranties, Etc.

You shall have received Guaranty Agreements and the Contribution Agreement, duly executed and delivered by each Subsidiary Guarantor, and each such Guaranty Agreement and the Contribution Agreement shall be in full force and effect. You shall have received the Intercreditor Agreement, duly executed and delivered by each Lender under the Credit Agreement, you and each Other Purchaser and acknowledged by each Subsidiary Guarantor and the Company, and such Intercreditor Agreement shall be in full force and effect.

4.6.	Purchase Permitted By Applicable Law, etc.

On the date of the Closing your purchase of Notes shall (i) be permitted by the laws and regulations of each jurisdiction to which you are subject, without recourse to provisions (such as Section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (ii) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (iii) not subject you to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by you, you shall have received an Officer's Certificate certifying as to such matters of fact as you may reasonably specify to enable you to determine whether such purchase is so permitted.

4.7.	Sale of Other Notes.

Contemporaneously with the Closing the Company shall sell to the Other Purchasers and the Other Purchasers shall purchase the Notes to be purchased by them at the Closing as specified in Schedule A.

4.8.	Payment of Special Counsel Fees.

Without limiting the provisions of Section 15.1, the Company shall have paid on or before the Closing the reasonable fees, charges and disbursements of your special counsel referred to in Section 4.4 to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing.

4.9.	Private Placement Numbers.

Private Placement Numbers issued by Standard & Poor's CUSIP Service Bureau (in cooperation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for each series of the Notes.

4.10.	Changes in Corporate Structure.

Except as specified in Schedule 4.10, the Company shall not have changed its jurisdiction of incorporation or been a party to any merger or consolidation and shall not have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

4.11.	Agent for Service of Process.

CT Corporation System shall have accepted its appointment by the Company and each Subsidiary Guarantor pursuant to Section 23.3 to act as agent for service of process for the Company in the State of New York from the date of Closing to and including June 18, 2015.

4.12.	Funding Instructions.

At least three Business Days prior to the date of the Closing, you shall have received written instructions executed by a Responsible Officer of the Company directing the manner of the payment of funds and setting forth (a) the name and address of the transferee bank, (b) such transferee bank’s ABA number, (c) the account name and number into which the purchase price for the Notes is to be deposited, and (d) the name and telephone number of the account representative responsible for verifying receipt of such funds.

4.13.	Tax Treaty Forms.

On or prior to the date of the Closing, each Purchaser that is a resident in the United States shall have received from the Company the instructions to the form to be filed with the United States Internal Revenue Service referred to in Section 8.8(iii).

4.14.	Proceedings and Documents.

           All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to you and your special counsel, and you and your special counsel shall have received all such counterpart originals or certified or other copies of such documents as you or they may reasonably request.

5.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to you that as of the date hereof:

5.1.	Organization; Power and Authority.

The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and is duly qualified to carry on business and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and the Other Agreements and the Notes and to perform the provisions hereof and thereof. The Company is subject to commercial law and is generally subject to suit and it is not, nor do any of its properties or revenues, enjoy any right of immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise. The Company represents that the execution and delivery of this Agreement and the Other Agreements and the Notes constitute private and commercial acts rather than governmental or public acts of the Company.

5.2.	Authorization, etc.

The Financing Agreements have been duly authorized by all necessary corporate action on the part of each Obligor party thereto, and each Financing Agreement constitutes, or upon execution and delivery thereof, will constitute, a legal, valid and binding obligation of each Obligor party thereto enforceable against such Obligor in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3.	Disclosure.

The Company, through its agents, RBC Capital Markets and CIBC World Markets, has delivered to you and each Other Purchaser a copy of a Private Placement Memorandum, dated November 2002 (the “Memorandum”), relating to the transactions contemplated hereby. The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Company and its Subsidiaries. Except as disclosed in Schedule 5.3, this Agreement, the Memorandum, the documents, certificates or other writings delivered to you by or on behalf of the Company in connection with the transactions contemplated hereby and the financial statements listed in Schedule 5.5, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Memorandum or as expressly described in Schedule 5.3, or in one of the documents, certificates or other writings identified therein, or in the financial statements listed in Schedule 5.5, since October 31, 2001, there has been no change in the financial condition, operations, business, properties or prospects of the Company or any Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to the Company that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Memorandum or in the other documents, certificates and other writings delivered to you by or on behalf of the Company specifically for use in connection with the transactions contemplated hereby.

5.4.	Organization and Ownership of Shares of Subsidiaries; Affiliates.

          Schedule 5.4 contains (except as noted therein) complete and correct lists (i) of the Company's Subsidiaries (other than Immaterial Subsidiaries), showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary, and indicating whether such subsidiary is initially designated as a Restricted Subsidiary or an Unrestricted Subsidiary, (ii) of the Company's Affiliates, other than Subsidiaries, that are known to the Company and (iii) of the Company's directors and senior officers.

All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 5.4 as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 5.4).

Each Subsidiary identified in Schedule 5.4 is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified to carry on business and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

No Subsidiary is a party to, or otherwise subject to any legal restriction or any agreement (other than this Agreement, the agreements listed on Schedule 5.4 and customary limitations imposed by corporate law statutes or the laws of foreign countries) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Restricted Subsidiary.

5.5.	Financial Statements.

The Company has delivered to each Purchaser copies of the consolidated financial statements of the Company listed on Schedule 5.5. All of said consolidated financial statements (including in each case the related schedules and notes) fairly present in all material respects in accordance with GAAP the consolidated financial position of the Company as of the respective dates specified in such financial statements and the consolidated results of its operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved (subject, in the case of any interim financial statements, to normal year-end adjustments).

5.6.	Compliance with Laws, Other Instruments, etc.

The execution, delivery and performance by the Company of this Agreement and the Notes will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Subsidiary or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

5.7.	Governmental Authorizations, etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company or the Subsidiary Guarantors of the Financing Agreements to which each is a party.

5.8.	Litigation; Observance of Agreements, Statutes and Orders.

Except as disclosed in Schedule 5.8, there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any property of the Company or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Neither the Company nor any Subsidiary is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.9.	Taxes.

(a) The Company and its Subsidiaries other than Immaterial Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction and have paid all taxes shown to be due and payable and all other taxes, except as would not have a material adverse effect and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. The Company knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of Canadian or U.S., federal, provincial, state or other taxes for all fiscal periods are adequate. The United States (if any) and Canadian federal income tax liabilities of the Company and, other than Immaterial Subsidiaries have been determined by the relevant tax authorities and paid for all fiscal years up to and including the fiscal year ended October 31, 2001.

(b) Covered Taxes. No liability for any Covered Taxes, directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of or in Canada or any political subdivision thereof or therein will be incurred by the Company as a result solely of the issuance of the Notes or entering into this Agreement and, based on present law, no deduction or withholding in respect of Covered Taxes imposed, levied, collected, assessed or withheld by or within Canada or any political subdivision, taxing or other governmental authority thereof or therein is required to be made from any payment by the Company under the Notes or this Agreement (assuming, for purposes of this representation, that all holders are the beneficial owners of the Notes and the payments thereon and are resident in the United States for purposes of, and eligible for the benefits of, the applicable Treaty as in effect on the date hereof and that the relevant taxing authority in Canada has granted the Company authorization to make such payments without any withholding or deduction), except for any such withholding or deduction arising out of the conditions described in the second paragraph of Section 8.8 of this Agreement.

5.10.	Title to Property; Leases.

The Company and its Subsidiaries have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Company or any Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement. All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

5.11.	Licenses, Permits, etc.

Except as disclosed in Schedule 5.11,

(a) the Company and its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others;

(b) to the best knowledge of the Company, no product of the Company infringes in any material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person; and

(c) to the best knowledge of the Company, there is no Material violation by any Person of any right of the Company or any of its Subsidiaries with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Company or any of its Subsidiaries.

5.12.	Compliance with ERISA.

(a) The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be individually or in the aggregate Material.

      (b) The present value of the aggregate benefit liabilities under each of the Plans including Non-U.S. Pension Plans, determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report did not exceed the aggregate current value of the assets of such Plan allocable to such benefits by more than $3 million. The term "benefit liabilities" has the meaning specified in Section 4001 of ERISA and the terms "current value" and "present value" have the meaning specified in Section 3 of ERISA.

(c) The Company and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under sections 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

(d) The expected postretirement benefit obligation (determined as of the
Company's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Company and its Subsidiaries are fully reflected in the Company's consolidated financial statements.

(e) The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code. The representation by the Company in the first sentence of this Section 5.12(e) is made in reliance upon and subject to (i) the accuracy of your representations in Section 6.2, and (ii) the assumption, made solely for making such representation, that each of the PTE's set forth in Section 6.2 remain valid as of the execution and delivery of this Agreement and the issuance and sale of the Notes hereunder.

(f) Each Non-U.S. Pension Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and orders and has been maintained, where required, in good standing with applicable regulatory authorities; neither the Company nor any Subsidiary has incurred any obligation in connection with the termination of or withdrawal from any Non-U.S. Pension Plan; and the present value of the accrued benefit liabilities (whether or not vested) under each Non-U.S. Pension Plan, determined as of the end of the Company's most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Non-U.S. Pension Plan allocable to such benefit liabilities where applicable, and with respect to other Non-U.S. Pension Plans, all required premiums have been paid or provided for. All contributions required to be made with respect to a Non-U.S. Pension Plan have been timely made.

5.13.	Private Offering by the Company.

Neither the Company nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person other than you, the Other Purchasers and not more than 32 other Institutional Investors, each of which has been offered the Notes at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act or the prospectus requirements of Section 53 of the Securities Act (Ontario). Other than RBC Capital Markets and CIBC World Markets, the Company has not retained the services of any "market intermediary" (as defined in the regulations promulgated under the Securities Act (Ontario)) to participate in the trade of any of the Notes in Ontario.

5.14.	Use of Proceeds; Margin Regulations.

The Company will apply the proceeds of the sale of the Notes as set forth in Schedule 5.14. No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). Margin stock does not constitute more than 10% of the value of the consolidated assets of the Company and its Subsidiaries and the Company does not have any present intention that margin stock will constitute more than 10% of the value of such assets. As used in this Section, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.

5.15.	Existing Debt; Future Liens.

Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Debt of the Company and its Subsidiaries as of October 31, 2002, since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Debt of the Company or its Subsidiaries. Neither the Company nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of the Company or such Subsidiary and no event or condition exists with respect to any Debt of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

Except as disclosed in Schedule 5.15, neither the Company nor any Restricted Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.3.

5.16.	Foreign Assets Control Regulations, etc.

Neither the sale of the Notes by the Company hereunder nor its use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. Without limiting the foregoing, (a) neither the Company nor any of its Subsidiaries (i) is a blocked person described in Section 1 of Executive Order 13224 of the September 23, 2001 Blocking Property and Prohibiting Transaction With Persons Who Commit and Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49049 (2001)) or (ii) engages in any dealings or transactions, or is otherwise associated, with any such blocked person and (b) the Company and its Subsidiaries are in compliance, in all Material respects, with the USA Patriot Act of 2001 (signed into law October 26, 2001).

5.17.	Status under Certain Statutes.

Neither the Company nor any Subsidiary is subject to regulation under the Investment Company Act of 1940, as amended, the Public Utility Holding Company Act of 1935, as amended, the Interstate Commerce Act, as amended, or the Federal Power Act, as amended.

5.18.	Environmental Matters.

Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company or any of its Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to you in writing,

(a) neither the Company nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b) neither the Company nor any of its Subsidiaries has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them and has not disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

(c) all buildings on all real properties now owned, leased or operated by the Company or any of its Subsidiaries (other than buildings in which the Company or any such Subsidiary is one of a number of multiple tenants) are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect. With respect to buildings in which the Company or any Subsidiary is one of a number of multiple tenants, the Company or such Subsidiary occupies and operates its leasehold interest in such buildings, and to the Company's knowledge such buildings are otherwise in compliance with, applicable Environmental Laws, except where the failure to comply could not reasonably be expected to result in a Material Adverse Effect.

5.19.	Obligations Rank Pari Passu.

The obligations of the Company under this Agreement and the Notes, and the obligations of the Subsidiary Guarantors under the Guaranty Agreements, rank at least pari passu in right of payment with all other senior unsecured Debt (actual or contingent) of the Company and the Subsidiary Guarantors, including, without limitation, all Debt of the Company and the Subsidiary Guarantors under the Credit Agreement and the related Guaranties, as applicable, and all other senior unsecured Debt of the Company and the Subsidiary Guarantors described in Schedule 5.15 hereto.

6.	REPRESENTATIONS OF THE PURCHASER.

6.1.	Purchase for Investment.

You represent that you are purchasing the Notes for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds and not with a view to the distribution thereof, provided that the disposition of your or their property shall at all times be within your or their control. You understand that the Notes have not been registered under the Securities Act and have not been qualified by a prospectus under the securities laws of any province or territory of Canada and may be resold, and you undertake to make any such resales, only if so registered or qualified or if an exemption from such registration or qualification is available, except under circumstances where neither such registration or qualification nor such an exemption is required by law, and that the Company is not required to register or qualify the Notes.

6.2.	Source of Funds.

You represent that at least one of the following statements is an accurate representation as to each source of funds (a “Source”) to be used by you to pay the purchase price of the Notes to be purchased by you hereunder:

(a) if you are an insurance company, the Source does not include assets allocated to any separate account maintained by you in which any employee benefit plan (or its related trust) has any interest, other than a separate account that is maintained solely in connection with your fixed contractual obligations under which the amounts payable, or credited, to such plan and to any participant or beneficiary of such plan (including any annuitant) are not affected in any manner by the investment performance of the separate account; or

(b) the Source is either (i) an insurance company pooled separate account, within the meaning of Prohibited Transaction Exemption (“PTE”) 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 (issued July 12, 1991) and, except as you have disclosed to the Company in writing pursuant to this paragraph (b), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

      (c) the Source is an “insurance company general account”, as such term is defined in PTE 95-60 (issued July 12, 1995) and as of the date of this Agreement there is no employee benefit plan with respect to which the aggregate amount of such general account’s reserves and liabilities for the contracts held by or on behalf of such employee benefit plan and all other employee benefit plans maintained by the same employer (and affiliates thereof as defined in Section V(a)(1) of PTE 95-60) or by the same employee organization (in each case determined in accordance with the provisions of PTE 95-60) exceeds 10% of the total reserves and liabilities of such general account (as determined under PTE 95-60) (exclusive of separate account liabilities) plus surplus as set forth in the National Association of Insurance Commissioners Annual Statement filed with your state of domicile; or

(d) the Source constitutes assets of an “investment fund” (within the meaning of Part V of the QPAM Exemption) managed by a “qualified professional asset manager” or “QPAM” (within the meaning of Part V of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM (applying the definition of “control” in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this paragraph (c); or

(e) the Source is a governmental plan; or

(f) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this paragraph (f); or

(g) the Source does not include assets of any employee benefit plan, other than a plan exempt from the fiduciary responsibility provisions of ERISA and Section 4975 of the Code.

As used in this Section 6.2, the terms “employee benefit plan”, “governmental plan”, “party in interest” and “separate account” shall have the respective meanings assigned to such terms in Section 3 of ERISA.

6.3.	Canadian Purchasers of Notes.

If you are resident in Canada, you represent that: (a) you are resident in the jurisdiction set out under “Name and Address of Purchaser” in Schedule A; (b) if resident in Ontario, you are an “accredited investor”, as that term is defined in Ontario Securities Commission Rule 45-501, and you are purchasing the Notes as principal and, if resident in a province or territory of Canada other than Ontario, you are entitled under the applicable securities laws of Canada to purchase Notes without the benefit of a prospectus qualified under such securities laws; and (c) you are aware that the Notes will be subject to resale restrictions under applicable securities laws of Canada and you covenant and agree to comply with such restrictions..

7.	INFORMATION AS TO COMPANY.

7.1.	Financial and Business Information.

The Company shall deliver to each holder of Notes that is an Institutional Investor:

(a)    Quarterly Statements -- within 60 days after the end of each quarterly fiscal period in each fiscal year of the Company (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of, a consolidated balance sheet of the Company and its Subsidiaries as at the end of such quarter, and consolidated statements of income, retained earnings and cash flows of the Company and its Subsidiaries, for such quarter and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the financial position of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments, provided that delivery within the time period specified above of copies of the Company's Quarterly Report as furnished to the Securities and Exchange Commission under cover of a Form 6-K and prepared in compliance with the requirements of The Toronto Stock Exchange and other applicable Canadian securities legislation shall be deemed to satisfy the requirements of this Section 7.1(a);

(b) Annual Statements-- within 120 days after the end of each fiscal year of the Company (or such shorter period as the Securities and Exchange Commission shall prescribe), duplicate copies of,

(i) a consolidated balance sheet of the Company and its Subsidiaries, as at the end of such year, and

(ii) consolidated statements of income, retained earnings and cash flows of the Company and its Subsidiaries, for such year,

setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, provided, however, the Company shall be deemed to have complied with the provisions of this clause (b) by furnishing, within the time period specified above, the Company's Annual Report on Form 40-F or Form 20-F (or successor forms thereto) for such fiscal year (together with the Company's annual report to shareholders, if any, prepared in accordance with the requirements therefor) with the Securities and Exchange Commission, and accompanied

(A)  by an opinion thereon of Ernst & Young LLP or another firm of independent chartered accountants of recognized international standing selected by the Company, which opinion shall state that such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and results of its operations and its cash flows and have been prepared in conformity with GAAP, that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable assurance that the financial statements are free of material misstatement, and

      (B) by a certificate of such accountants stating that they have reviewed this Agreement and stating further whether, in making their audit, anything came to their attention that caused them to believe that the Company failed to comply with the terms, covenants, provisions or conditions of Sections 10.1 through 10.8 and 21(b) hereof insofar as such Sections relate to accounting matters, and if any such matters did come to their attention, specifying the nature thereof (it being understood that such accountants shall not be liable, directly or indirectly, for any failure to obtain knowledge of any Default or Event of Default unless such accountants should have obtained knowledge thereof in making an audit in accordance with generally accepted auditing standards or did not make such an audit).

(c) SEC and Other Reports -- promptly upon their becoming available, one copy of (i) each financial statement, report, notice or proxy statement sent by the Company or any Subsidiary to public securities holders generally, and (ii) each regular or periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each final prospectus and all amendments thereto filed by the Company or any Subsidiary with any securities exchange or securities regulatory authority in Canada or the United States, including, without limitation, the Ontario Securities Commission or the United States Securities and Exchange Commission and of all press releases and other statements made available generally by the Company or any Subsidiary to the public concerning developments that are Material;

(d) Notice of Default or Event of Default -- promptly, and in any event within five days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto;

(e) ERISA Matters -- promptly, and in any event within thirty days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company or an ERISA Affiliate proposes to take with respect thereto:

(i) with respect to any Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

        (ii) the taking by the PBGC of steps to institute, or the threatening in writing by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii) any event, transaction or condition that results in the incurrence of any liability by the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

(f) Notices from Governmental Authority -- at any time that the Company is not obligated to file reports under Section 13 or Section 15 of the Exchange Act, promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Company or any Subsidiary from any United States or Canadian federal, state, provincial or other Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(g) Reports Required under Credit Agreement - concurrently with the delivery thereof to the Lenders, copies of any significant financial reports or notices of Material occurrences which the Company or any Subsidiary delivers to the Lenders pursuant to the requirements of the Credit Agreement;

(h) US GAAP Reconciliations -- at any time that the Company is not obligated to file reports under Section 13 or Section 15 of the Exchange Act (and thereby required to provide the SEC with annual reconciliations of its consolidated financial statements with US GAAP), then within the time periods provided in Section 7.1(b), an annual reconciliation of its consolidated financial statements with US GAAP for the fiscal year then being reported upon; and

(i) Requested Information -- with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company or any of its Restricted Subsidiaries which relate to the ability of the Company to perform its obligations hereunder and under the Notes as from time to time may be reasonably requested by any such holder of Notes. Nothing in this Section 7.1(f) shall oblige: (a) the Company or any Restricted Subsidiary to provide any information that the Company or any such Restricted Subsidiary is prohibited from revealing pursuant to any obligation of confidentiality in relation to such material owed by the Company or such Restricted Subsidiary to any third party entered into on normal commercial terms and not in contemplation of the right of the holders of the Notes to request the same; or (b) the Company to act in a way which violates applicable securities laws, regulations and polices of applicable Canadian regulators; provided, that if the Company refuses to provide information requested by any holder based on either of the foregoing clauses (a) or (b), then the Company shall promptly notify the requesting holder or holders in writing of such fact, which notice shall include (w) a reasonably detailed explanation for such refusal, (x) in the case of a refusal based on clause (a), a description of the confidentiality agreement giving rise to the Company’s refusal and the business rationale for the Company’s entering into such confidentiality agreement, (y) in the case of a refusal based on clause (b) above, confirmation that the Company has consulted with its legal counsel and, consistent with the advice of such counsel, the Company is of the view that providing such information to the requesting holder or holders will violate applicable securities laws and/or regulations, including specific citations to the securities laws or regulations which shall be so violated and (z) the Company’s best estimation of whether (and if so, when) the requested information may be made available to the requesting holder or holders.

7.2.	Officer's Certificate.

Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) hereof shall be accompanied by a certificate executed by a Senior Financial Officer setting forth:

(a)    Covenant Compliance -- the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Sections 10.3(q), 10.4, 10.5, 10.6, 10.7 and 10.8 hereof, inclusive, during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b)    Event of Default -- a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Restricted Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any Restricted Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto.

7.3.	Inspection.

The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

     (a) No Default -- if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Company and its Subsidiaries with the Company's officers, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company and each Subsidiary, all at such reasonable times and as often as may be reasonably requested in writing; and

(b) Default -- if a Default or Event of Default then exists, at the expense of the Company and upon not less than 3 Business Days prior notice to the Company to visit and inspect any of the offices or properties of the Company or any Subsidiary, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Company and its Subsidiaries), all at such times and as often as may be requested.

8.	PREPAYMENT OF THE NOTES.

8.1.	Required Prepayments.

Series A Notes. No regularly scheduled prepayment of principal of the Series A Notes is required by the Company prior to the final maturity thereof. On December 19, 2007, the entire principal amount of the Series A Notes, together with accrued and unpaid interest thereon, shall become due and payable.

Series B Notes. No regularly scheduled prepayment of principal of the Series B Notes is required by the Company prior to the final maturity thereof. On December 19, 2009, the entire principal amount of the Series B Notes, together with accrued and unpaid interest thereon, shall become due and payable.

Series C Notes. The Company agrees that on December 19, 2006, and on each December 19 thereafter, to and including December 19, 2011, it will prepay and apply and there shall become due and payable on the principal Debt evidenced by the Series C Notes an amount equal to the lesser of (a) US$5,714,286 or (b) the principal amount of the Series C Notes then outstanding. On December 19, 2012, the entire principal amount of the Series C Notes remaining outstanding, together with accrued and unpaid interest thereon, shall become due and payable.

Series D Notes. No regularly scheduled prepayment of principal of the Series D Notes is required by the Company prior to the final maturity thereof. On December 19, 2012, the entire principal amount of the Series D Notes, together with accrued and unpaid interest thereon, shall become due and payable.

Series E Notes. The Company agrees that on December 19, 2010, and on each December 19 thereafter, to and including December 19, 2013, it will prepay and apply and there shall become due and payable on the principal Debt evidenced by the Series E Notes an amount equal to the lesser of (a) US$5,000,000 or (b) the principal amount of the Series E Notes then outstanding. On December 19, 2014, the entire principal amount of the Series E Notes remaining outstanding, together with accrued and unpaid interest thereon, shall become due and payable.

            Upon any partial prepayment or purchase of the Series C Notes or the Series E Notes pursuant to Section 8.2, Section 8.3 or Section 10.8, the principal amount of each required prepayment of the Series C Notes and Series E Notes becoming due under this Section 8.1 on and after the date of such prepayment or purchase shall be reduced in the same proportion as the aggregate unpaid principal amount of the Series C Notes and Series E Notes is reduced as a result of such prepayment or purchase.

8.2.	Optional Prepayments with Make-Whole Amount.

The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes, on a pro rata basis in respect of all Notes outstanding at such time in an amount not less than 10% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid and accrued interest thereon to the date of prepayment, plus the Make-Whole Amount determined for the prepayment date with respect to such principal amount. The Company will give each holder of Notes written notice of each optional prepayment under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall specify such date, the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.4), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

8.3.	Redemption for Reasons of Taxation.

If in the good faith opinion of the Board of Directors of the Company (which determination shall be accompanied by a written opinion to the same such effect of an independent tax counsel of recognized standing selected by the Company which advisor is reasonably acceptable to the Majority Holders), the Company would be obligated to pay a Tax Indemnity Amount pursuant to Section 8.8 as a result of a change of tax law or the adoption of any final regulation or official interpretation of general application after the date of this Agreement such that the Tax Indemnity Amount to be paid at such time is equal to 5% or more of the aggregate amount of the payment due in respect any series of the Notes at such time, then and in such event, but only in such event, on the occasion of any payment pursuant to Section 8.8, the Company may, by giving written notice to each holder of the Notes of such series not less than 30 days nor more than 60 days before the date fixed for a prepayment pursuant to this Section 8.3, prepay all (but not less than all) of the outstanding Notes of such series with respect to which any such amounts will be payable by payment of the principal amount of the Notes of such series and accrued interest thereon to the date of such prepayment, together with any amount then due and owing pursuant to Section 8.8, and the Modified Make-Whole Amount for Withholding Tax, if any, determined as of two Business Days prior to the date of such prepayment pursuant to this Section 8.3. At any time on or after the date on which any holder of the Notes of such series receives notice pursuant to this Section 8.3 that the Company intends to prepay the Notes of such series held by such holder pursuant to this Section 8.3, but not less than two Business Days prior to the date scheduled for such prepayment, such holder may, by notice delivered to the Company in the manner provided in Section 18, irrevocably waive any and all right to any payment of the Tax Indemnity Amount the Company would become obligated to pay under Section 8.8 as a result of any deduction or withholding which would be required with respect to any Covered Taxes (as defined in Section 8.8), such waiver to be effective as of the date of delivery by the Company of such notice of prepayment and to survive termination of this Agreement and payment in full of the Notes of such series, provided that no such waiver shall be deemed to constitute a waiver of any right to receive a payment in full under Section 8.8 in respect of any other event or condition that shall have given rise to the Company’s prepayment right under this Section 8.3 (other than the specific event or condition in respect of which such waiver shall be given), including, without limitation, any increase in the amount of any payment that a holder of any Note of such series would be entitled to receive under Section 8.8 notwithstanding any waiver of a prior prepayment previously delivered pursuant to this Section 8.3. Effective upon receipt of notice of such waiver, the Company shall then cease to have any right of prepayment with respect to such Notes of such series under this Section 8.3 in respect of the Covered Taxes to which the notice relates. True, correct and complete copies of any determination by the Board of Directors of the Company as to the existence of any such obligation to pay Covered Taxes as hereinabove contemplated and the opinion of an independent tax counsel of recognized standing to the same such effect shall be furnished to each holder of the Notes concurrently with the initial notice given by the Company pursuant to this Section 8.3.

8.4.	Allocation of Partial Prepayments.

In the case of each partial prepayment of the Series C Notes and the Series E Notes pursuant to Section 8.1, the principal amount of the series to be prepaid shall be allocated among all of the Notes of that series at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment. In the case of each partial prepayment of Notes pursuant to Section 8.2, the principal amount of the Notes to be prepaid shall be allocated among all of Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment. In the case of each partial prepayment of one or more series of Notes pursuant to Section 8.3, the principal amount of the one or more series to be prepaid shall be allocated among all Notes of such series at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment. In the case of each partial prepayment of Notes pursuant to Section 10.8, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes tendered to the Offer to Purchase in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof.

8.5.	Maturity; Surrender, etc.

In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount or Modified Make-Whole Amount for Withholding Tax, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount or Modified Make-Whole Amount for Withholding Tax, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Security shall be issued in lieu of any prepaid principal amount of any Note.

8.6.	Purchase of Notes.

The Company will not and will not permit any Affiliate directly or indirectly controlled by it to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes. The Company will promptly cancel all Notes acquired by it or any Affiliate directly or indirectly controlled by it pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

8.7.	Make-Whole Amount.

(a) The term “Make-Whole Amount” means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

“Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any Note, 0.50% over the yield to maturity implied by (i) the yields reported, as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “PX-1” of the Bloomberg Financial Markets Service Screen (or, if not available, any other nationally recognized trading screen reporting on-line intraday trading in U.S. Treasury securities) for actively traded U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if no such nationally recognized trading screen reporting on-line intraday trading in U.S. Treasury securities is available, the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. Such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the actively traded U.S. Treasury security with the maturity closest to and greater than the Remaining Average Life and (2) the actively traded U.S. Treasury security with the maturity closest to and less than the Remaining Average Life.

“Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2 or 8.3 or 12.1.

“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

(b) The term “Modified Make-Whole Amount for Withholding Tax” means the Make-Whole Amount computed with a Reinvestment Yield in which a spread of “0.75%” has been substituted for the spread of “0.50%”.

8.8.	Payment Free and Clear.

All payments by the Company in respect of the Notes or this Agreement shall be made under all circumstances, except as otherwise required by law, without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes, levies, imposts, duties, fees, charges, deductions, withholding, restrictions or conditions of any nature whatsoever (hereinafter called “Covered Taxes”) imposed, levied, collected, assessed or withheld by or within Canada or any political subdivision, taxing or other Governmental Authority thereof or therein, or the jurisdiction (or any authority therein or thereof) from or through which payment is made (the “Applicable Jurisdiction”) by the Company. If the Company does not pay, cause to be paid or remit payments due hereunder free from and clear of Covered Taxes then the Company, shall forthwith pay each holder of the Notes such additional amounts (“Tax Indemnity Amounts”) as may be necessary in order that the net amount of every payment made to each holder of Notes, after provision for payment of such Covered Taxes and taxes or other amounts payable with respect to receipt or accrual of such Tax Indemnity Amounts, shall be equal to the amount which such holder would have received had there been no deduction, withholding or other restriction or condition (including, without limitation, any required deduction, withholding or other payment on, or with respect to, such additional amounts); provided that in no event shall the Company be obligated to make payment of any Tax Indemnity Amount to any holder not resident in the United States in excess of the amount which the Company would have been obligated to pay if authorization could have been obtained under the double tax treaty (the “Treaty”) between the United States and the Applicable Jurisdiction, in force at the relevant time for the Company to make the payment from which such Covered Taxes were deducted or withheld either without deduction or withholding of such Covered Taxes or with deduction or withholding of a lesser amount in respect of such Covered Taxes had the Notes held by such holder been beneficially owned at all relevant times by Persons who were (1) resident in the United States for the purposes of the Treaty; and (2) otherwise eligible in full for any benefits and exemptions available under such Treaty with respect to interest received from the Company, assuming that the Company and such Persons had made and obtained all relevant claims and authorizations required under such Treaty.

Notwithstanding the provisions of this Section 8.8, no such Tax Indemnity Amounts shall be payable for or on account of:

(i) any tax, assessment or other governmental charge, including any Covered Taxes, which would not have been imposed, deducted or withheld but for the existence of any present or former connection (other than the mere holding of a Note) between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation, or any Person other than the holder to whom the relevant Note or any amount payable thereon are attributable for the purposes of such tax, assessment or charge) and Canada or any political subdivision or territory or possession thereof or therein or area subject to its jurisdiction, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor or Person other than the holder) being or having been a citizen or resident thereof, being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein; or

(ii) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge; or

(iii) any tax, assessment or other governmental charge, including any Covered Taxes, that is imposed, deducted or withheld by reason of either (A) the failure to comply by the holder or any other Person mentioned in clause (i) above with the written request of the Company addressed to the holder to provide within 30 days of receipt thereof by the holder information concerning the nationality, residence or identity of the holder or such other Person or, information as to if, and where, any declaration of residence or other claim or reporting requirement described in clause (B) hereof has been made by such holder or other Person or (B) the failure, notwithstanding its legal and practical ability, by the holder or any other Person mentioned in clause (A) above to (1) in the case where the Applicable Jurisdiction is Canada and the holder is a resident in the United States for purposes of the Treaty, file a validly completed and executed relevant claim form (the instructions to which are furnished by the Company to the Purchasers pursuant to Section 4.13) with the United States Internal Revenue Service and deliver to the Company a photocopy of such filed form, all not less than 120 days prior to the relevant interest payment date (or, where such holder is a Purchaser, within 90 days following the date of Closing), or (2) in any other case, make such declaration of residence or other claim or reporting requirement as is notified by the Company as being required by a statute, treaty or regulation of the Applicable Jurisdiction (including, for avoidance of doubt, a claim under the Treaty) as a precondition to exemption from all or part of such tax, assessment or other governmental charge (so long as such filing, declaration, claim or reporting requirement does not, in the reasonable opinion of such holder acting in good faith, impose an unreasonable burden on such holder). The Company shall, in turn, provide all such reasonable information as you or such holder for the time being requests in connection with its obligation under this clause (iii); or

            (iv) any combination of items (i), (ii) and (iii) above.

If the Company makes payment of Tax Indemnity Amounts and a recipient thereof subsequently receives a refund in respect thereof (a “Tax Refund”), and such recipient is able to readily identify the Tax Refund as being attributable to the Covered Taxes with respect to which the Tax Indemnity Amounts are paid, then such recipient shall reimburse the Company, as appropriate, such amount as it shall determine to be the proportion of the Tax Refund as will leave such recipient, after the reimbursement, in no better or worse position than it would have been in if payment of the Tax Indemnity Amounts had not been required. The foregoing notwithstanding, nothing in this Section 8.8 shall restrict the right of any recipient to arrange its tax affairs as it shall think fit or require any recipient to disclose any information regarding its tax affairs.

Without prejudice to the survival of any other agreement of the Company hereunder, the agreements contained in this Section 8.8 shall survive the payment in full of the Notes and all of the Company’s other obligations and the termination of all of its other commitments hereunder.

If the Company fails to pay to any Governmental Authority any Covered Taxes required to be paid in respect of any payment under this Agreement (including, without limitation, any required deduction, withholding, or other payment on, or with respect to, such Tax Indemnity Amounts), the Company will indemnify on an after tax basis each holder for any loss, cost or expense (including reasonable out-of-pocket expenses, interest and penalties) to the extent attributable to such failure.

The holder will, in addition to the foregoing, also promptly provide to the Company copies of all correspondence with any tax authority relating to this Section 8.8 and take such other reasonable actions which would be reasonably required by the Company in order to provide for appropriate exemptions from paying or withholding Covered Taxes and for pursuing and collecting any Tax Refund otherwise available. The Company shall promptly provide to each holder a description, together with copies and other evidence, of any payments made by the Company with respect to such holder pursuant to this Section 8.8.

9.	AFFIRMATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

9.1.	Compliance with Law.

The Company will and will cause each of its Subsidiaries to comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA and applicable laws in respect of Non-U.S. Pension Plans and all Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limiting the foregoing, the Company will file all documents and pay all filing fees which are required to be made or paid by the Company in connection with the issue and sale of the Notes under, and in accordance with the provisions of, applicable corporate and securities laws in Canada.

9.2.	Insurance.

The Company will and will cause each of its Subsidiaries to maintain, in accordance with prudent business practice standards, all necessary insurance with respect to operating risks (including liability coverage) and the improvements, facilities and all other real and personal property of the Company and each of its Restricted Subsidiaries, which are of an insurable nature and which are usually insured by companies operating generally similar properties and businesses. Without limiting the foregoing, the Company will continue to maintain (a) a global insurance policy covering all of its operating units, and (b) supplemental nuclear physical damage insurance. None of the Company or any of its Subsidiaries operates a nuclear facility. The Company shall maintain a contract with Atomic Energy of Canada Limited ("AECL") pursuant to which any reactor owned by the Company or any of its Subsidiaries will be operated by AECL or its successor. The Company shall not become an operator of a nuclear facility within the meaning of that term in the Canadian Nuclear Liability Act.

9.3.	Maintenance of Properties.

The Company will and will cause each of its Restricted Subsidiaries to maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent the Company or any Restricted Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.4.	Payment of Taxes and Claims.

The Company will and will cause each of its Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any Subsidiary, provided that neither the Company nor any Subsidiary need pay any such tax or assessment or claims if (i) the amount, applicability or validity thereof is contested by the Company or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or a Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company or such Subsidiary or (ii) the nonpayment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.

9.5.	Corporate Existence, etc.

Subject to Section 10.2, the Company will at all times preserve and keep in full force and effect its corporate existence. Subject to Sections 10.2 and 10.8, the Company will at all times preserve and keep in full force and effect the corporate existence of each of its Restricted Subsidiaries (unless merged into the Company or a Restricted Subsidiary) and all rights and franchises of the Company and its Restricted Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

9.6.	Additional Guaranties by Subsidiaries.

The Company will cause each Subsidiary which delivers a Guaranty, or otherwise becomes obligated as a borrower or otherwise, under the Credit Agreement to concurrently enter into a Guaranty Agreement, and within three Business Days thereafter will deliver to each of the holders of the Notes the following items:

(a) an executed counterpart of such Guaranty Agreement and an executed joinder of to the Contribution Agreement;

(b) a certificate signed by the President, a Vice President or another authorized Responsible Officer of such Subsidiary making representations and warranties to the effect of those contained in such Guaranty Agreement;

(c) an opinion of counsel satisfactory to the Majority Holders to the effect that such Subsidiary exists and is in good standing and such Guaranty Agreement and Contribution Agreement have been duly authorized, executed and delivered and constitute the legal, valid and binding contracts and agreements of such Subsidiary enforceable in accordance with their respective terms, except as an enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, fraudulent preference, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles; and

(d) an executed counterpart of the Intercreditor Agreement.

9.7.	Notes to Rank Pari Passu.

Except as permitted herein, the Notes and all other obligations of the Company under this Agreement are and at all times shall remain direct and unsecured obligations of the Company ranking pari passu as against the assets of the Company with all other Notes from time to time issued and outstanding hereunder without any preference among themselves and pari passu with all other present and future unsecured Debt (actual or contingent) of the Company which is not expressed to be subordinate or junior in rank to any other unsecured Debt of the Company.

10.	NEGATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

10.1.	Transactions with Affiliates.

The Company will not and will not permit any Restricted Subsidiary to enter into directly or indirectly any Material transaction or Material group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company or another Restricted Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Company's or such Restricted Subsidiary's business and upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate.

10.2.	Merger, Consolidation, etc.

The Company shall not, and shall not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with any other corporation or directly or indirectly convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions to any Person unless:

(a) the successor formed by such consolidation or amalgamation, or the survivor of such merger or the Person that acquires by conveyance, transfer or lease substantially all of the assets of the Company or a Subsidiary Guarantor as an entirety, as the case may be (the “Successor Corporation”), shall be a solvent corporation organized and existing under the laws of Canada or any province or territory thereof or the United States or any state thereof (including the District of Columbia), and (i) in the case of a consolidation or merger involving the Company where the Company is not such corporation, or in the case of an amalgamation where for any reason the Company does not continue to be obligated hereunder and under the Notes, such corporation shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of this Agreement, the Other Agreements and the Notes and such corporation shall have caused to be delivered to each holder of any Notes an opinion of nationally recognized independent counsel, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof and each Subsidiary Guarantor confirms in writing its obligations under the Guaranty Agreement to which it is a party, and (ii) in the case of a consolidation or merger involving a Subsidiary Guarantor where the Subsidiary Guarantor is not such corporation, or in the case of an amalgamation where for any reason the Subsidiary Guarantor does not continue to be obligated under the Guarantee Agreement to which it is a party, such corporation shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observation of each covenant and condition in the Guaranty Agreement, the Contribution Agreement and the Intercreditor Agreement to be performed by such Subsidiary Guarantor, and such corporation shall have caused to be delivered to each holder of any Notes an opinion of nationally recognized independent counsel, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof; and

(b) immediately after giving effect to such transaction: (i) no Default or Event of Default shall have occurred and be continuing; and (ii) except in the case of any such consolidation, amalgamation or merger of the Company with or into a Wholly Owned Restricted Subsidiary, the Successor Corporation would be permitted by the provisions of Section 10.4 hereof to incur at least $1.00 of additional Debt owing to a Person other than a Restricted Subsidiary of the Successor Corporation.

No such conveyance, transfer or lease of substantially all of the assets of the Company or a Subsidiary Guarantor shall have the effect of releasing the Company, such Subsidiary Guarantor or any Successor Corporation that shall theretofore have become such in the manner prescribed in this Section 10.2 from its liability under the Financing Agreements, as applicable.

10.3.	Liens.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset (including, without limitation, any document or instrument in respect of goods or accounts receivable) of the Company or any such Restricted Subsidiary, whether now owned or held or hereafter acquired, or any income or profits therefrom, or assign or otherwise convey any right to receive income or profits, except;

(a) Liens for taxes, assessments or other governmental charges which are not yet due and payable or the payment of which is not at the time required by Section 9.4;

(b) Liens incidental to the conduct of business or the ownership of properties and assets (including, without limitation, Liens in connection with worker’s compensation, unemployment insurance and other like laws, carriers', warehousemen’s, mechanics', materialmens' and other similar Liens, attorney's liens, statutory landlords’ liens and Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods) and Liens to secure or letters of credit or letters of guarantee that secure, the performance of bids, tenders or trade contracts, or to secure statutory obligations, surety or appeal bonds, leases (other than Capital Leases or so-called synthetic leases or other financing leases, regardless of their classification under GAAP), performance bonds, purchase, construction or sales contracts or other Liens of like general nature, in any such case incurred in the ordinary course of business and not in connection with the borrowing of money; provided in each case, the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate actions or proceedings;

(c) any attachment or judgment Lien, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Company or a Restricted Subsidiary shall at any time be prosecuting an appeal or proceeding for a review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been obtained and the Company shall have established appropriate accounting reserves against such judgment;

(d) Liens on property or assets of the Company or any of its Restricted Subsidiaries securing Debt owing to the Company or to a Wholly Owned Restricted Subsidiary;

(e) Liens existing on the date of Closing and described on Schedule 5.15;

(f) any Lien created to secure all or any part of the purchase price, or to secure Debt incurred or assumed to pay all or any part of the purchase price or cost of construction, of property (or any improvement thereon) acquired or constructed by the Company or a Restricted Subsidiary after the date of the Closing, provided that

(i) any such Lien shall extend solely to the item or items of such property (or improvement thereon) so acquired or constructed and, if required by the terms of the instrument originally creating such Lien, other property (or improvement thereon) which is an improvement to or is acquired for specific use in connection with such acquired or constructed property (or improvement thereon) or which is real property being improved by such acquired or constructed property (or improvement thereon),

(ii) the principal amount of the Debt secured by any such Lien shall at no time exceed an amount equal to the lesser of (A) the cost to the Company or such Subsidiary of the property (or improvement thereon) so acquired or constructed and (B) the Fair Market Value (as determined in good faith by the Company) of such property (or improvement thereon) at the time of such acquisition or construction, and

(iii) any such Lien shall be created contemporaneously with, or within 180 days after, the acquisition, construction, modification, improvement, development or redevelopment of such property;

(g) any Lien existing on property of a Person (other than an Unrestricted Subsidiary) immediately prior to its being consolidated or amalgamated with or merged into the Company or a Restricted Subsidiary or its becoming a Restricted Subsidiary, or any Lien existing on any property (other than property of an Unrestricted Subsidiary) acquired by the Company or any Restricted Subsidiary at the time such property is so acquired (whether or not the Debt secured thereby shall have been assumed), provided that (i) no such Lien shall have been created or assumed in contemplation of such consolidation, amalgamation or merger or such Person's becoming a Subsidiary or such acquisition of property, and (ii) each such Lien shall extend solely to the item or items of property so acquired and, if required by the terms of the instrument originally creating such Lien, other property which is an improvement to or is acquired for specific use in connection with such acquired property;

(h) Any interest or title of a lessor to any property subject to a Capital Lease Obligation which is permitted by Sections 10.4 and 10.6 of this Agreement;

(i) Liens to secure Swaps entered into in the ordinary course of business and not for speculative purposes;

(j) Liens attaching to trade receivables sold or pledged by the Company or a Restricted Subsidiary in connection with any Qualifying Receivables Sale;

(k) Liens on property or assets subject to a Sale and Leaseback Transactions permitted by this Agreement;

(l) Leases or subleases granted to others, minor survey exceptions or minor encumbrances, easements or reservations, or rights of others for rights-of-way, utilities and other similar purposes, or zoning or other restrictions as to the use of real properties, which are necessary for the conduct of the activities of the Company and its Restricted Subsidiaries or which customarily exist on properties of corporations engaged in similar activities and similarly situated and which do not in any event materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries;

(m) Liens securing indebtedness otherwise ranking in right of payment pari passu with the Notes, provided that simultaneously with the incurrence of such Liens, the Notes are secured equally and ratably by such Liens in a manner satisfactory to the Required Holders;

(n) any Lien renewing, extending, refunding or replacing any Lien permitted by paragraphs (f), (g) or (h) of this Section 10.3, provided that (i) the principal amount of Debt secured by such Lien immediately prior to such extension, renewal, refunding or replacement is not increased or the maturity thereof reduced, (ii) such Lien is not extended to any other property, and (iii) immediately after such extension, renewal, refunding or replacement no Default or Event of Default would exist;

(o) Liens consisting of Licenses and royalty interests granted or conveyed by the Company or any Restricted Subsidiary in the ordinary course of business; and

(p) other Liens securing Debt not otherwise permitted by paragraphs (a) through (o), provided that Priority Debt shall not at any time exceed 20% of Consolidated Net Worth determined as of the most recently ended fiscal quarter of the Company for which quarterly or annual financial statements are available.

For the purposes of this Section 10.3, any Person becoming a Restricted Subsidiary after the date of this Agreement shall be deemed to have incurred all of its then outstanding Liens at the time it becomes a Restricted Subsidiary, and any Person extending, renewing, refunding or replacing any Debt secured by any Lien shall be deemed to have incurred such Lien at the time of such extension, renewal, refunding or replacement; provided that an extension pursuant to the terms of outstanding Debt shall not be considered an extension for purposes of this paragraph.

10.4.	Limitation on Debt.

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume, guarantee, or otherwise become directly or indirectly liable with respect to, any Funded Debt, unless on the date the Company or such Restricted Subsidiary becomes liable with respect to any such Debt and immediately after giving effect thereto and to the concurrent retirement of any other Debt and the application of the proceeds therefrom,

(a) no Default or Event of Default exists, and

(b) Consolidated Funded Debt does not exceed 45% of Consolidated Capitalization determined as of the then most recently ended fiscal quarter of the Company for which quarterly or annual financial statements are available.

For the purposes of this Section 10.4, any Person becoming a Restricted Subsidiary after the date of this Agreement shall be deemed, at the time it becomes a Restricted Subsidiary, to have incurred all of its then outstanding Debt, and any Person extending, renewing, refunding or replacing any Debt shall be deemed to have incurred such Debt at the time of such extension, renewal, refunding or replacing; provided that an extension pursuant to the terms of outstanding Debt shall not be considered an extension for purposes of this paragraph.

The Company will not at any time have any Consolidated Current Debt outstanding unless there shall have been during the immediately preceding 12 months a period of at least 30 consecutive days on each of which there shall have been no Consolidated Current Debt outstanding.

Notwithstanding the foregoing limitation, the following Debt may be incurred: Debt owed by the Company to any Wholly Owned Restricted Subsidiary of the Company or Debt owed by a Restricted Subsidiary of the Company to the Company or a Wholly Owned Restricted Subsidiary of the Company; provided, however, that (a) any such Debt owing by the Company to a Wholly Owned Restricted Subsidiary shall be Subordinated Debt evidenced by an intercompany promissory note and (b) upon either (1) the transfer or other disposition by such Wholly Owned Restricted Subsidiary or the Company of any Debt so permitted to a Person other than the Company or another Wholly Owned Restricted Subsidiary of the Company or (2) the issuance (other than directors' qualifying shares), sale, transfer or other disposition of shares of capital stock (including by consolidation, amalgamation or merger) of such Wholly Owned Restricted Subsidiary to a Person other than the Company or another such Wholly Owned Restricted Subsidiary, the provisions of this paragraph shall no longer be applicable to such Debt and such Debt shall be deemed to have been incurred at the time of such transfer or other disposition.

10.5.	Limitation on Priority Debt.

The Company will not at any time permit Priority Debt to exceed 20% of Consolidated Net Worth as of the then most recently ended fiscal quarter of the Company for which quarterly or annual financial statements are available.

10.6.	Interest Charges Coverage Ratio.

The Company will not, at any time, permit the Interest Charges Coverage Ratio to be less than 3.0 to 1; provided, that if, on May 31, 2003, the interest coverage ratio contained in the Credit Agreement shall be greater than 3.0 to 1.0, then the Interest Charges Coverage Ratio required pursuant to this Section 10.6 shall be increased, ipso facto, without any further action required on the part of the parties, to the same interest coverage ratio then required under the Credit Agreement and shall remain increased so long as any Note remains outstanding.

10.7.	Limitation on Restricted Payments and Restricted Investments.

(a) Limitation. The Company will not, and will not permit any of its Restricted Subsidiaries to, declare, make or incur any liability to make any Restricted Payment or make or authorize any Restricted Investment unless immediately after giving effect to such action:

(i) the sum of (x) the aggregate amount of all Restricted Investments of the Company and its Restricted Subsidiaries (valued immediately after such action), plus (y) the aggregate amount of Restricted Payments of the Company and its Restricted Subsidiaries declared or made during the period commencing on November 1, 2002 and ending on the date such Restricted Payment or Restricted Investment is declared or made, inclusive, would not exceed the sum of

(A) $25,000,000; plus

(B) 50% of cumulative Consolidated Net Income for such period (or minus 100% of Consolidated Net Income for such period if Consolidated Net Income for such period is a loss); plus

(C) the aggregate amount of Net Proceeds of Capital Stock since November 1, 2002; plus

(D) an amount equal to the net reduction in Restricted Investments by the Company and its Restricted Subsidiaries in any Person subsequent to the date of this Agreement, resulting from dividends, repayments of loans or advances, return of capital, interest on loans or other transfers of assets, in each case to the Company or any Restricted Subsidiary from such Person, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, but only to the extent such amount is not included in Consolidated Net Income and not to exceed in the case of any one Person the amount of Investments previously made by the Company and its Restricted Subsidiaries in such Person;

(ii)  no Default or Event of Default would exist; and

(iii)  the Company would be permitted by the provisions of Section 10.4 hereof to incur at least $1.00 of additional Funded Debt owing to a Person other than a Restricted Subsidiary of the Company.

Notwithstanding the foregoing, so long as no Event of Default, or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing, the Company or a Restricted Subsidiary may acquire the 25% partnership interests in Metro-McNair Clinical Laboratories Limited Partnership not owned by the Company or a Restricted Subsidiary, provided that the amount of such Investment in excess of $50 million shall constitute a Restricted Payment.

(b) Time of Payment. The Company will not, nor will it permit any of its Restricted Subsidiaries to, authorize a Restricted Payment that is not payable within 60 days of authorization.

10.8.	Limitation on Sale of Assets.

Sale of Assets, Etc. Except as permitted under Section 10.2, the Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(a) in the good faith opinion of the Company, the Asset Disposition is in exchange for consideration having a Fair Market Value at least equal to that of the property exchanged and is in the best interest of the Company or such Restricted Subsidiary;

(b) immediately after giving effect to the Asset Disposition, no Default or Event of Default would exist; and

(c) immediately after giving effect to the Asset Disposition, the Disposition Value of all property that was the subject of any Asset Disposition occurring during the 365 day period ending on the date of such Asset Disposition commencing on or after the Closing Date would not exceed 15% of Consolidated Assets determined as of the most recently ended fiscal quarter of the Company for which quarterly or annual financial statements are available.

If the Net Proceeds Amount for any Transfer is applied to a Debt Prepayment Application or a Property Reinvestment Application within 365 days after such Transfer, and pending such application, such Transfer, only for the purpose of determining compliance with subsection (c) of this Section 10.8 as of any date, shall be deemed not to be an Asset Disposition.

In connection with a Debt Prepayment Application, the Company shall make an Offer to Purchase Notes at 100% of their principal amount and accrued interest thereon and may repay other senior Funded Debt, provided that the principal amount of the other senior Funded Debt repaid shall not exceed a pro rata amount of such Debt based upon the aggregate principal amount of Notes and senior Funded Debt outstanding at the time of the Transfer. If the aggregate principal amount of Notes tendered to the Offer to Purchase is less than the amount that is the subject of the offer, the Company may apply the difference to any purpose not prohibited by this Agreement.

10.9.	Subsidiary Guarantors.

The Company shall not and shall not permit any Restricted Subsidiary to, sell, transfer or otherwise dispose of the capital stock of any Subsidiary Guarantor owned, directly or indirectly, by the Company or a Restricted Subsidiary or sell, transfer or otherwise dispose of all or substantially all of the assets of any Subsidiary Guarantor.

11.	EVENTS OF DEFAULT.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a) the Company defaults in the payment of any principal or Make-Whole Amount or Modified Make-Whole Amount for Withholding Tax, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b) the Company defaults in the payment of any interest on any Note for more than five Business Days after the same becomes due and payable (including any Tax Indemnity Amount); or

(c) the Company defaults in the performance of or compliance with any term contained in Sections 7.1(d), 8.3 (other than payment obligations under Section 8.3 which are covered by paragraph (a) of this Section 11) and 10.1 through and including 10.9 and, in any such case, such default is not remedied within 10 days after the earlier of (i) the Company obtaining knowledge of such default or (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (c) of Section 11); or

(d) the Company defaults in the performance of or compliance with any term contained herein (other than those referred to in paragraphs (a), (b) and (c) of this Section 11) and such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (d) of Section 11); or

(e) any representation or warranty made in writing by or on behalf of the Company or by any officer of the Company in this Agreement or in any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect on the date as of which made; or

(f) (i) the Company or any Restricted Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least $15,000,000 beyond any period of grace provided with respect thereto, or (ii) the Company or any Restricted Subsidiary is in default in the performance of or compliance with any term of any evidence of any Debt in an aggregate outstanding principal amount of at least $15,000,000 or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Debt has become, or has been declared (or one or more Persons are entitled to declare such Debt to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such Debt into equity interests), (x) the Company or any Restricted Subsidiary has become obligated to purchase or repay Debt before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least $15,000,000, or (y) one or more Persons have the right to require the Company or any Subsidiary so to purchase or repay such Debt; or

(g) the Company or any Restricted Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(h) a court or governmental authority of competent jurisdiction enters an order appointing, without consent by the Company or any of its Restricted Subsidiaries, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or any of its Restricted Subsidiaries, or any such petition shall be filed against the Company or any of its Restricted Subsidiaries and such petition shall not be dismissed within 60 days; or

(i) a final judgment or judgments for the payment of money aggregating in excess of $25,000,000 (net of insurance proceeds to the extent the insurer has acknowledged liability in writing) are rendered against one or more of the Company and its Restricted Subsidiaries and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(j) if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate “amount of unfunded benefit liabilities” (within the meaning of section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed $15,000,000, (iv) the Company or any ERISA Affiliate shall have incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, (vi) the Company or any Restricted Subsidiary terminates or winds up any Non-U.S. Pension Plan in a manner that would reasonably be expected to result in the imposition of a Lien on any property of the Company or any Restricted Subsidiary pursuant to any law, or (vii) the Company or any Restricted Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of the Company or any Restricted Subsidiary thereunder; and any such event or events described in clauses (i) through (vii) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect; or

(k) any representation or warranty made by a Subsidiary Guarantor in a Guaranty Agreement to which it is a party or in any statement or certificate furnished by a Subsidiary Guarantor, in connection with the consummation of the issuance and delivery of such Guaranty Agreement or furnished by a Subsidiary Guarantor, pursuant hereto or thereto, is false or incorrect in any material respect as of the date of the issuance or making thereof; or

(l) any Guaranty Agreement shall cease to be in full force and effect (except in connection with a termination thereof in accordance with its terms) or shall be declared by a court or Governmental Authority of competent jurisdiction to be void, voidable or unenforceable against the relevant Subsidiary Guarantor, or any Subsidiary Guarantor or the Company asserts any of the foregoing in writing or before any court or Governmental Authority.

As used in Section 11(j), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in Section 3 of ERISA.

12.	REMEDIES ON DEFAULT, ETC.

12.1.	Acceleration.

(a) If any Event of Default described in paragraph (a) or (b) of Section 11 has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

(b) If an Event of Default with respect to the Company described in paragraph (g) or (h) of Section 11 (other than an Event of Default described in clause (i) of paragraph (g) or described in clause (vi) of paragraph (g) by virtue of the fact that such clause encompasses clause (i) of paragraph (g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(c) If any other Event of Default has occurred and is continuing, the Majority Holders may at any time at its or their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon and (y) the Make-Whole Amount, if any, determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount, if any, by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

12.2.	Other Remedies.

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

12.3.	Rescission.

At any time after any Notes have been declared due and payable pursuant to clause (b) or (c) of Section 12.1, the Majority Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences. If (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on, and Tax Indemnity Amounts with respect to, any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and Tax Indemnity Amounts with respect to, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 17, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

12.4.	No Waivers or Election of Remedies, Expenses, etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under Section 15, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

12.5.	Canadian Purchasers' Contractual and Statutory Rights of Action.

The delivery to purchasers of the Notes of the Company's private placement memorandum dated November, 2002, provides such purchasers with certain contractual and/or statutory rights of action prescribed by applicable securities legislation in Canada.

13.	REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

13.1.	Registration of Notes.

The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Notes shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

13.2.	Transfer and Exchange of Notes.

Upon surrender of any Note at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), the Company shall execute and deliver, at the Company's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, of the series and in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit I-A, I-B, I-C, I-D and I-E, respectively. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than US$1,000,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than US$1,000,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Sections 6.2 or 6.3 and shall be deemed to have agreed to be bound by the terms of the Intercreditor Agreement.

13.3.	Replacement of Notes.

Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least US$100,000,000, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b) in the case of mutilation, upon surrender and cancellation thereof,

the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

14.	PAYMENTS ON NOTES.

14.1.	Place of Payment.

Subject to Section 14.2, payments of principal, Make-Whole Amount or Modified Make-Whole Amount for Withholding Tax, if any, Tax Indemnity Amounts and interest becoming due and payable on the Notes shall be made in Toronto, Ontario, Canada at the principal office of the Company in such jurisdiction. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

14.2.	Home Office Payment.

So long as you or your nominee shall be the holder of any Note, and notwithstanding anything contained in Section 14.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount or Modified Make-Whole Amount for Withholding Tax, if any, Tax Indemnity Amounts and interest by the method and at the address specified for such purpose below your name in Schedule A, or by such other method or at such other address as you shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, you shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 14.1. Prior to any sale or other disposition of any Note held by you or your nominee you will, at your election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 13.2. The Company will afford the benefits of this Section 14.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by you under this Agreement and that has made the same agreement relating to such Note as you have made in this Section 14.2.

15.	EXPENSES, ETC.

15.1.	Transaction Expenses.

Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys' fees of one special counsel for all holders of Notes and, if reasonably required, local or other counsel) incurred by you and each Other Purchaser or holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement or the Notes (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement or the Notes or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement or the Notes, or by reason of being a holder of any Note, and (b) the reasonable costs and expenses incurred in connection with the insolvency or bankruptcy of the Company or any Restricted Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes, including the fees of not more than one advisor (acting for all holders of the Notes) for any particular advisory area, including financial advisory. The Company will pay, and will save you and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses if any, of brokers and finders (other than those retained by you).

15.2.	Survival.

The obligations of the Company under this Section 15 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

16.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by you of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of you or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company under this Agreement. Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

17.	AMENDMENT AND WAIVER.

17.1.	Requirements.

This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Section 1, 2, 3, 4, 5, 6, 9 or 22 hereof, or any defined term (as it is used therein), will be effective as to you unless consented to by you in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount or Modified Make-Whole Amount for Withholding Tax on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, or (iii) amend any of Sections 8, 11(a), 11(b), 12, 17 or 20. The Guaranty Agreements may be released with (and only with) the written consent of the Company, the applicable Subsidiary Guarantor and the Required Holders.

17.2.	Solicitation of Holders of Notes.

(a) Solicitation. The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof, of the Notes or of the Guaranty Agreements. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 17 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b) Payment. The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes or any waiver or amendment of any of the terms and provisions hereof or of the Guaranty Agreements unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

17.3.	Binding Effect, etc.

Any amendment or waiver consented to as provided in this Section 17 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

17.4.	Notes held by Company, etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

18.	NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(i) if to you or your nominee, to you or it at the address specified for such communications in Schedule A, or at such other address as you or it shall have specified to the Company in writing,

(ii) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

(iii) if to the Company, to the Company at its address set forth at the beginning hereof to the attention of Vice President, Finance with a copy to the Legal Department, attention: General Counsel, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this Section 18 will be deemed given only when actually received.

19.	REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by you at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to you, may be reproduced by you by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and you may destroy any original document so reproduced. The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by you in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 19 shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

20.	CONFIDENTIAL INFORMATION.

For the purposes of this Section 20, “Confidential Information” means information delivered or furnished directly to you by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by you as being confidential information of the Company or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to you prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by you or any person acting on your behalf, (c) otherwise becomes known to you other than through disclosure by the Company or any Subsidiary or (d) constitutes financial statements delivered to you under Section 7.1 that are otherwise publicly available. You will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by you in good faith to protect confidential information of third parties delivered to you, provided that you may deliver or disclose Confidential Information to (i) your directors, officers, employees, agents, attorneys and affiliates who have been advised of the confidential nature thereof, (to the extent such disclosure reasonably relates to the administration of the investment represented by your Notes), (ii) your financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 20, (iii) any other holder of any Note, (iv) any Institutional Investor to which you sell or offer to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 20), (v) any Person from which you offer to purchase Notes of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 20), (vi) any federal or state regulatory authority having jurisdiction over you, (vii) the National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about your investment portfolio or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to you, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which you are a party or (z) if an Event of Default has occurred and is continuing, to the extent you may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under your Notes and this Agreement; provided, however, that, in the case of clauses (viii)(x) or (y) above, you shall, (unless prohibited by law from doing so) use reasonable efforts to, as promptly as possible after the disclosure of such information, provide notice to the Company of such disclosure. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 20 as though it were a party to this Agreement. On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 20.

21.	DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES.

(a) After the date of this Agreement, the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary and may designate any Restricted Subsidiary as an Unrestricted Subsidiary, provided that (i) at such time and immediately after giving effect thereto, no Default or Event of Default shall exist and the Company would be permitted by the provisions of Section 10.4 hereof to incur at least $1.00 of additional Funded Debt, and (ii) the Company shall not be permitted to designate an Unrestricted Subsidiary as a Restricted Subsidiary if at any time prior to such designation, such Subsidiary had been a Restricted Subsidiary (or vice-versa). The Company shall, within 10 Business Days after the designation of any Subsidiary as Restricted or Unrestricted, give written notice of such action to each holder of a Note. Notwithstanding the foregoing, the Company shall not designate any Subsidiary Guarantor as an Unrestricted Subsidiary.

(b) Unrestricted Subsidiaries, other than MDS Proteomics Inc., shall not, in the aggregate (i) as of the end of the most recently ended fiscal quarter for which quarterly or annual financial statements are available, account for more than 20% of Consolidated Assets and (ii) during the most recently ended four fiscal quarter period for which quarterly or annual financial statements are available, generate in excess of 20% of Consolidated Net Income.

(c) The Company acknowledges and agrees that if, after the date of the Closing, any Person becomes a Restricted Subsidiary, all Investments, Debt and Liens of such Person shall be deemed to have been made or incurred by such Person, as a Restricted Subsidiary, at such time.

22.	SUBSTITUTION OF PURCHASER.

You shall have the right to substitute any one of your Affiliates as the purchaser of the Notes that you have agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both you and such Affiliate, shall contain such Affiliate's agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6, provided, however, that the representations made in Section 6 shall be deemed to have been made by such Affiliate. Upon receipt of such notice, wherever the word “you” is used in this Agreement (other than in this Section 22), such word shall be deemed to refer to such Affiliate in lieu of you. In the event that such Affiliate is so substituted as a purchaser hereunder and such Affiliate thereafter transfers to you all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, wherever the word “you” is used in this Agreement (other than in this Section 22), such word shall no longer be deemed to refer to such Affiliate, but shall refer to you, and you shall have all the rights of an original holder of the Notes under this Agreement.

23.	MISCELLANEOUS.

23.1.	Currency of Payments, Indemnification.

Any payment made by the Company to any holder of the Notes or for the account of any such holder in respect of any amount payable by the Company shall be made in United States dollars. Any amount received or recovered by such holder other than in United States dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Company or otherwise) in respect of any such sum expressed to be due hereunder or under the Notes shall constitute a discharge of the Company only to the extent of the amount of United States dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so). If the amount of United States dollars so purchased is less than the amount of United States dollars expressed to be due hereunder or under the Notes, the Company shall indemnify such holder against any loss sustained by such holder as a result thereof; and in any event, the Company shall indemnify such holder against the cost of making any such purchase. These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder and under any Note or any judgment or order and shall survive the payment of the Notes and the termination of this Agreement.

23.2.	Interest Act of Canada.

For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this Agreement or the Notes at a rate or percentage (the "Contract Rate") for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis, (the "Contract Rate Basis") is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis.

23.3.	Submission to Jurisdiction.

The Company hereby irrevocably submits and consents to the jurisdiction of the federal court for the Southern District of New York located within the County of New York, State of New York (or if such court lacks jurisdiction, the State courts located therein), and irrevocably agrees that all actions or proceedings relating to this Agreement, and the Notes may be litigated in such courts, and the Company waives any objection which it may have based on improper venue or forum non conveniens to the conduct of any proceeding in any such court and waives personal service of any and all process upon it, and consents that all such service of process be made by delivery to it at the address of the Company set forth in Section 18 above or to its agent referred to below at such agent’s address set forth below (with a courtesy copy to the Company at the address referred to in Section 18) and that service so made shall be deemed to be completed upon actual receipt by such agent. The Company hereby irrevocably appoints CT Corporation System, with an office on the date hereof at 111 Eighth Avenue, New York, New York, 10011, as its agent for the purpose of accepting service of any process within the State of New York and forwarding the same to designated representatives of the Company. Nothing contained in this Section shall affect the right of any holder of Notes to serve legal process in any other manner permitted by law or to bring any action or proceeding in the courts of any jurisdiction against the Company or to enforce a judgment obtained in the courts of any other jurisdiction.

23.4.	Successors and Assigns.

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

23.5.	Payments Due on Non-Business Days.

Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or Make-whole Amount, Modified Make-Whole Amount for Withholding Tax or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.

23.6.	Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

23.7.	Construction.

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

23.8.	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

23.9.	Governing Law.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.
The parties agree that the choice of New York law is made herein and in the Notes in good faith and without any intent to avoid the provisions of the laws of any other jurisdiction.

* * * * *

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon the foregoing shall become a binding agreement between you and the Company.

Very truly yours,

MDS Inc.

By:     /s/ Peter E. Brent
        Corporate Secretary

By:         /s/ Peter D. Winkley
                                    Vice-President, Finance

The foregoing is hereby
agreed to as of the
date thereof.

 [ -- ]

SCHEDULE A

Information Relating to Purchasers

Name and Address of Purchasers                            Principal Amount of Notes to be Purchased

[-- ]

SCHEDULE B
Defined Terms

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“Affiliate” means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Company or any Subsidiary, or any corporation of which the Company and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“Applicable Jurisdiction” is defined in Section 8.8.

“Asset Disposition” means any Transfer except :

(a)	any

(i) Transfer from a Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary;

(ii) Transfer from the Company to a Wholly Owned Restricted Subsidiary; and

(iii) Transfer from the Company to a Restricted Subsidiary (other than a Wholly Owned Restricted Subsidiary) or from a Restricted Subsidiary to another Restricted Subsidiary, which in either case is for Fair Market Value, so long as immediately before and immediately after the consummation of any such Transfer and after giving effect thereto, no Default or Event of Default exists;

(b) any Transfer made in the ordinary course of business of the Company or any of its Restricted Subsidiaries and involving property that is inventory held for sale;

(c) any Transfer in the ordinary course of business of equipment, fixtures, supplies or materials no longer required in the operation of the business of the Company or any of its Restricted Subsidiaries or that is obsolete.

(d) any Transfer made in compliance with the requirements of Section 10.6, and the creation of any Lien not prohibited by Section 10.3;

(e) any Transfer involving the license, lease or sublease of any real or personal property in the ordinary course of business and not in connection with any Sale-and-Leaseback Transaction;

(f) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary in compliance with Section 21 or the contribution to the capital of an Unrestricted Subsidiary in accordance with the applicable provisions of this Agreement;

(g) any Transfer of assets acquired in an acquisition subsequent to the date of Closing to the extent that (i) such assets fall outside the principal business areas to which the assets acquired, taken as a whole, relate, and (ii) such assets are sold or otherwise disposed of (but not leased) for cash or any other consideration (payable in full upon completion of such disposal) which represents the Fair Market Value thereof (as determined in good faith by a Senior Financial Officer of the Company); and

(h) any Transfer, to the extent that, substantially concurrently therewith, the Company or the Restricted Subsidiary involved receives, in exchange therefor, assets which are to be used or useful in the business of the Company or a Restricted Subsidiary and which transfer otherwise complies with the requirements of Section 10.8(a) and (b).

“Attributable Debt” means, as to any particular lease relating to a Sale-and-Leaseback Transaction, the present value of all Long Term Lease Rentals required to be paid by the Company or any Restricted Subsidiary under such lease during the remaining term thereof (determined in accordance with generally accepted financial practice using a discount factor equal to the interest rate implicit in such lease).

“Business Day” means (a) for the purposes of Section 8.7 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City, or Toronto, Canada are required or authorized to be closed.

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

“Capital Lease Obligation” means, with respect to any Person and a Capital Lease, the amount of the obligation of such Person as the lessee under such Capital Lease which would, in accordance with GAAP, appear as a liability on a balance sheet of such Person.

“Closing” is defined in Section 3.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Company” means MDS Inc., a Canadian corporation.

“Confidential Information” is defined in Section 20.

“Consolidated Assets” means, at any time, the total assets of the Company and its Restricted Subsidiaries which would be shown as assets on a consolidated balance sheet of the Company and its Restricted Subsidiaries as of such time prepared in accordance with GAAP, after eliminating all amounts properly attributable to minority interests, if any, in the stock and surplus of Restricted Subsidiaries.

“Consolidated Capitalization” means, at any time, the sum of Consolidated Net Worth plus Consolidated Funded Debt.

“Consolidated Current Debt” means, as of any date of determination, the total of all Current Debt of the Company and its Restricted Subsidiaries outstanding on such date, after eliminating all offsetting debits and credits between the Company and its Restricted Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Funded Debt” means, as of any date of determination, the total of all Funded Debt of the Company and its Restricted Subsidiaries outstanding on such date, after eliminating all offsetting debits and credits between the Company and its Restricted Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Income Available for Interest Charges” means, with respect to any period, Consolidated Net Income for such period plus all amounts deducted in the computation thereof on account of (a) Interest Charges, plus (b) consolidated provision for income taxes of the Company and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with GAAP, plus (c) the consolidated depreciation and amortization expense included in the income statement of the Company and its Restricted Subsidiaries for such period, plus (d) other non-cash charges of the Company and its Restricted Subsidiaries reducing Consolidated Net Income for such period, minus (e) other non-cash items of the Company and its Restricted Subsidiaries increasing Consolidated Net Income for such period.

“Consolidated Net Income” means, with reference to any period, the net income (or loss) of the Company and its Restricted Subsidiaries for such period (taken as a cumulative whole), as determined in accordance with GAAP, after eliminating all offsetting debits and credits between the Company and its Restricted Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Restricted Subsidiaries in accordance with GAAP, provided there shall be excluded, in any event, the income (or loss) of any Person (other than a Restricted Subsidiary) in which the Company or any Restricted Subsidiary has an ownership interest, except to the extent that such income has been actually received by the Company or such Restricted Subsidiary in the form of cash dividends or similar cash distributions.

“Consolidated Net Worth” means, at any time,

(a) the sum of (i) the value stated on the books of the Company of the capital stock, (but excluding treasury stock and capital stock subscribed and unissued) of the Company, plus (ii) the retained earnings of the Company and its Restricted Subsidiaries, in each case as such amounts would be shown on a consolidated balance sheet of the Company and its Restricted Subsidiaries as of such time, plus (iii) such other amounts as are required in connection with such consolidation, prepared in accordance with GAAP, minus

(b) to the extent included in clause (a), all amounts properly attributable to minority interests, if any, in the stock and surplus of Restricted Subsidiaries.

“Contribution Agreement” means that certain Contribution and Subordination Agreement dated as of December 18, 2002, among the Subsidiary Guarantors.

“Covered Taxes” is defined in Section 8.8 hereof.

“Credit Agreement” means the Second Amended and Restated Credit Agreement, dated as of February 1, 2001, as amended by the Amending Agreement, dated as of June 28, 2002 and the Second Amending Agreement, dated as of December 18, 2002 among the Company, MDS (Canada) Inc., MDS Nova L.P., MDS Pharma Services (US) Inc. and MDS (US) Inc., as borrowers, and Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Fleet National Bank, Bank One Canada, Bank One, Michigan and Royal Bank of Canada, as Lenders, as the same may be amended, renewed, extended, refinanced or replaced.

“Current Debt” means, with respect to any Person, all Debt of such Person which by its terms or by the terms of any instrument or agreement relating thereto matures on demand or within one year from the date of the creation thereof and is not directly or indirectly renewable or extendible at the option of the obligor in respect thereof to a date one year or more from such date, provided that Debt outstanding under a revolving credit or similar agreement which obligates the lender or lenders to extend credit over a period of one year or more shall constitute Funded Debt and not Current Debt, even though such Debt by its terms matures on demand or within one year from such date.

“Debt” means, with respect to any Person, without duplication,

(a)	its liabilities for borrowed money and Redeemable preferred stock;

(b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable or accrued liabilities arising in the ordinary course of business but including, without limitation, all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) its Capital Lease Obligations;

(d) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e) all liabilities in connection with any Qualifying Receivables Sale, regardless of the classification of such sales under GAAP;

(f) all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions;

(g) Swaps of such Person; and

(h) any Guaranty of such Person with respect to liabilities of a type described in any of clauses (a) through (g) hereof.

Debt of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP. Solely for purposes of determining compliance with the provisions of Section 10, debt shall not include an interest free $100 million loan from Her Majesty in the Right of Canada (Government of Canada) to MDS Nordion Inc. (now MDS (Canada) Inc.), in connection with the development and construction of the Maple reactors (the “Maple Loan”), so long as (i) the Maple Loan is non-recourse to the Company and its Subsidiaries (other than MDS (Canada) Inc.), (ii) scheduled payments owing under the Maple Loan will be paid in full by payments by a registered deposit note of Canadian Imperial Bank of Commerce pledged to the Government of Canada, (iii) such registered deposit note shall remain in full force and effect and an irrevocable and unconditional obligation of Canadian Imperial Bank of Commerce, (iv) such pledge to the Government of Canada shall remain in full force and effect and (v) neither such registered deposit note nor such pledge shall be challenged, contested or denied in writing by such Canadian chartered bank, the Company, MDS Nordion Inc. (now MDS (Canada) Inc.), or any Governmental Authority or conclusively determined in a final, non-appealable judgment relating to any challenge thereof by a creditor of the Company or MDS (Canada) Inc., to be of no further force or effect.

“Debt Prepayment Application” means, with respect to any Transfer of property, the application by the Company or its Restricted Subsidiaries of cash in an amount equal to the Net Proceeds Amount with respect to such Transfer to (i) pay Funded Debt of the Company (other than Funded Debt owing to the Company, any of its Restricted Subsidiaries or any Affiliate and Funded Debt in respect of any revolving credit or similar credit facility providing the Company or any of its Restricted Subsidiaries with the right to obtain loans or other extensions of credit from time to time, except to the extent that in connection with such payment of Funded Debt the availability of credit under such credit facility is permanently reduced by an amount not less than the amount of such proceeds applied to the payment of such Funded Debt) and (ii) purchase Notes on a pro rata basis with all other Funded Debt of the Company in accordance with Section 10 pursuant to an Offer to Purchase.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

          “Default Rate” means that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the applicable Notes or (ii) 2% over the rate of interest publicly announced by The Bank of New York (or its successor) in New York, New York, as its “base” or “prime” rate.

“Disposition Value” means, at any time, with respect to any property

(a) in the case of property that does not constitute Subsidiary Stock, the book value thereof, valued at the time of such disposition in good faith by the Company, and

(b) in the case of property that constitutes Subsidiary Stock, an amount equal to that percentage of book value of the assets of the Subsidiary that issued such stock as is equal to the percentage that the book value of such Subsidiary Stock represents of the book value of all of the outstanding capital stock of such Subsidiary (assuming, in making such calculations, that all Securities convertible into such capital stock are so converted and giving full effect to all transactions that would occur or be required in connection with such conversion) determined at the time of the disposition thereof, in good faith by the Company.

“Distribution” means, in respect of any corporation, association or other business entity:

(a) dividends or other distributions or payments on capital stock or other equity interest of such corporation, association or other business entity (except distributions in such stock or other equity interests or in warrants, rights or other options to purchase such stock or other equity interests); and

(b) the redemption or acquisition of such stock or other equity interests or of warrants, rights or other options to purchase such stock or other equity interests (except when solely in exchange for such stock or other equity interests) unless made from the net proceeds of a substantially concurrent sale of such stock or other equity interests.

“Environmental Laws” means any and all Canadian or U.S. federal, provincial, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of human health or the environment or the release of any materials into the environment, including but not limited to those related to Hazardous Materials, hazardous substances or wastes, air emissions and discharges to waste or public systems.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

        “ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

“Event of Default” is defined in Section 11.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, at any time and with respect to any property, the sale value of such property that would be realized in an arm's-length sale at such time between an informed and willing buyer and an informed and willing seller (neither being under a compulsion to buy or sell).

“Financing Agreements” means and includes this Agreement, the Other Agreements, the Notes, the Guaranty Agreements, the Contribution Agreement and the Intercreditor Agreement in each case as amended or modified from time to time.

“Funded Debt” means, with respect to any Person, all Debt of such Person which by its terms or by the terms of any instrument or agreement relating thereto matures, or which is otherwise payable or unpaid, one year or more from, or is directly or indirectly renewable or extendible at the option of the obligor in respect thereof to a date one year or more (including, without limitation, an option of such obligor under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more) from, the date of the creation thereof.

“GAAP” means generally accepted accounting principles as in effect from time to time in Canada.

“Governmental Authority” means

            (a) the government of

(i) Canada or any province or territory thereof, the United States of America or any state or other political subdivision thereof, or any jurisdiction in which the Company or any Restricted Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Restricted Subsidiary, or

(ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Guaranty” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d) otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Hazardous Material” means any and all pollutants, toxic, radioactive or hazardous wastes, radiation or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, collection, purchase, stabilization, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be regulated, restricted, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation, isotopes and polychlorinated biphenyls).

“holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 13.1.

        “Immaterial Subsidiaries” means Subsidiaries of the Company which (a) individually, accounted for less than 0.5% of Consolidated Assets as of October 31, 2002, or generated, during the 12-month period ended October 21, 2002, less than 0.5% of Consolidated Net Income, and (b) in the aggregate, accounted for less than 2% of Consolidated Assets as of October 31, 2002, or generated, during the 12-month period ended October 21, 2002, less than 2% of Consolidated Net Income.

“Institutional Investor” means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

“Intercreditor Agreement” is defined in Section 2(d) hereof.

“Interest Charges” means, with respect to any period, the sum (without duplication) of the following (in each case, eliminating all offsetting debits and credits between the Company and its Restricted Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Restricted Subsidiaries in accordance with GAAP): (a) all interest in respect of Debt of the Company and its Restricted Subsidiaries (including imputed interest on Capital Lease Obligations) deducted in determining Consolidated Net Income for such period, and (b) all debt discount and expense amortized or required to be amortized in the determination of Consolidated Net Income for such period.

“Interest Charges Coverage Ratio” means, at any time, the ratio of (a) Consolidated Income Available for Interest Charges for the period of four consecutive fiscal quarters ended prior to such time for which quarterly or annual financial statements are available to (b) Interest Charges for such period.

“Investment” means any investment, made in cash or by delivery of property, by the Company or any of its Subsidiaries (i) in any Person, whether by acquisition of stock, indebtedness or other obligation or Security, or by loan, Guaranty, advance, capital contribution or otherwise, or (ii) in any property.

“Lenders” means each of the financial institutions which is a lender under the Credit Agreement from time to time.

“Lien” means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

“Long Term Lease Rentals” means, with respect to any period, the sum of the minimum amount of rental and other obligations required to be paid during such period by the Company or any Restricted Subsidiary as lessee under all leases of real or personal property (other than Capital Leases) having a term (including terms of renewal or extension at the option of the lessor or the lessee, whether or not such option has been exercised) expiring more than one year after the commencement of the initial term, excluding any amounts required to be paid by the lessee (whether or not therein designated as rental or additional rental) (a) which are on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges, or (b) which are based on profits, revenues or sales realized by the lessee from the leased property or otherwise based on the performance of the lessee.

“Majority Holders” shall mean the Required Holders determined as a result of substituting the phrase of “greater than 50%” in place of the phrase “at least 66⅔%” in the first sentence of the definition thereof.

“Make-Whole Amount” is defined in Section 8.7.

“Material” means material in relation to the business, operations, affairs, financial condition, assets, properties, or prospects of the Company and its Restricted Subsidiaries taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company and its Restricted Subsidiaries taken as a whole, or (b) the ability of the Company to perform its obligations under this Agreement and the Notes or of the Subsidiary Guarantors to perform their respective obligations under the Guaranty Agreements or the Contribution Agreement, or (c) the validity or enforceability of this Agreement, the Notes, the Guaranty Agreements or the Contribution Agreement.

“Memorandum” is defined in Section 5.3.

“Modified Make-Whole Amount for Withholding Tax” is defined in Section 8.7.

“Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in section 4001(a)(3) of ERISA).

“Net Proceeds Amount” means, with respect to any Transfer of any Property by any Person, an amount equal to the difference of

(a) the aggregate amount of the consideration (valued at the Fair Market Value of such consideration at the time of the consummation of such Transfer) received by such Person in respect of such Transfer, minus

(b) all ordinary and reasonable out-of-pocket costs and expenses actually incurred by such Person in connection with such Transfer.

“Net Proceeds of Capital Stock” means, with respect to any period, cash proceeds (net of all costs and out-of-pocket expenses in connection therewith, including, without limitation, placement, underwriting and brokerage fees and expenses), received by the Company and its Restricted Subsidiaries during such period, from the sale of all capital stock (other than Redeemable capital stock) of the Company, including in such net proceeds:

(a) the net amount paid upon issuance and exercise during such period of any right to acquire any capital stock, or paid during such period to convert a convertible debt security to capital stock (but excluding any amount paid to the Company upon issuance of such convertible debt security); and

(b) any amount paid to the Company upon issuance of any convertible debt security issued after November 1, 2002 and thereafter converted to capital stock during such period.

“Non-U.S. Pension Plan” means any plan, fund, or other similar program established or maintained outside the United States of America by the Company or any one or more of the Subsidiaries primarily for the benefit of employees of the Company or such Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides for retirement income for such employees or a deferral of income for such employees in contemplation of retirement and is not subject to ERISA or the Code.

“Notes” is defined in Section 1.

“Obligors” means the Company and each of the Subsidiary Guarantors.

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company by recognized overnight delivery service (with charges prepaid), to each holder of Notes at its address specified in Schedule A offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer. Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law described in the Offer, not less than 30 days or more than 60 days after the date of such Offer and a settlement date for purchase of Notes within five Business Days after the Expiration Date. The Offer shall contain information concerning the business of the Company and its Restricted Subsidiaries which the Company in good faith believes will enable such holders of the Notes to make an informed decision with respect to the Offer to Purchase, the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of Notes held by such holder and the interest to be paid on the prepayment date with respect to such principal amount being offered to be prepaid. The Offer shall contain all instructions and materials necessary to enable such holders of the Notes to tender Notes pursuant to the Offer to Purchase.

“Officer's Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

“Other Agreements” is defined in Section 2.

“Other Purchasers” is defined in Section 2.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

“Permitted Joint Venture” means any joint venture arrangement (which may be structured as a corporation, partnership, trust, limited liability company or any other Person) (i) in which the Company and its Restricted Subsidiaries own an equity interest of at least 15% and not in excess of 50% of the equity interest of all joint ventures thereof and (ii) which engages only in a business of the type conducted by the Company and its Restricted Subsidiaries on the date of original issuance of the Notes or any reasonable extensions or expansions thereof or business ancillary thereto or supportive thereof.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

“Plan” means an “employee benefit plan” (as defined in section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

“Preferred Stock” means any class of capital stock of a corporation that is preferred over any other class of capital stock of such corporation as to the payment of dividends or the payment of any amount upon liquidation or dissolution of such corporation.

“Priority Debt” means, without duplication, the sum of (a) all Debt of the Company secured by any Lien with respect to any property owned by the Company or any of its Restricted Subsidiaries, (b) all Debt of Restricted Subsidiaries (except Debt held by the Company or a Wholly Owned Restricted Subsidiary, or unsecured Debt of or owed by a Restricted Subsidiary which is or concurrently becomes a Subsidiary Guarantor with the issuance or incurrence of such Debt and so long as (i) such Restricted Subsidiary remains a Subsidiary Guarantor; and (ii) the creditor holding such Debt has entered into or joined the Intercreditor Agreement), (c) all Attributable Debt of the Company and its Restricted Subsidiaries and (d) all Swaps of the Company and its Restricted Subsidiaries which are secured by a Lien permitted to be incurred by Section 10.3(j); provided, however, that Priority Debt shall not include Debt referred to in paragraph (m) of Section 10.3, for so long as the Notes are secured in accordance with the requirements of such paragraph.

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Property Reinvestment Application” means, with respect to any Transfer of property, the satisfaction of each of the following conditions:

(a) an amount equal to the Net Proceeds Amount with respect to such Transfer shall have been applied to the acquisition by the Company, or any of its Restricted Subsidiaries making such Transfer, of property that upon such acquisition is unencumbered by any Lien (other than Liens described in subparagraphs (a) through (p), inclusive, of Section 10.3) and that

(i) constitutes property that is (x) properly classifiable under GAAP as non-current to the extent that such proceeds are derived from the transfer of property that was properly classifiable as non-current, and otherwise properly classifiable as either current or non-current, and (y) to be used in the ordinary course of business of the Company and the Restricted Subsidiaries, or

(ii) constitutes equity interests of a Person that shall be, on or prior to the time of such acquisition, a Restricted Subsidiary of the Company, and that shall invest the proceeds of such acquisition in property of the nature described in the immediately preceding clause (i); and

(b) the Company shall have delivered a certificate of a Responsible Officer of the Company to each holder of a Note referring to Section 10.7 and identifying the property that was the subject of such Transfer, the Disposition Value of such property, and the nature, terms, amount and application of the proceeds from the Transfer.

“QPAM Exemption” means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

“Qualifying Receivables Sale” of any Person means any bona fide securitization of receivables of such Person, pursuant to a purchase facility or other arrangement effected under terms and conditions customary in the capital markets and consisting of sales of trade receivables by the Company or a Restricted Subsidiary to a special purpose entity which is a Restricted Subsidiary which, in turn, either sells or pledges such trade receivables (or undivided interests therein) to a commercial paper conduit or other financing source (whether with or without recourse to the special purpose entity), and as to which each of the following conditions shall be satisfied: (i) such transactions are, in the good faith opinion of a Senior Financial Officer of the Company, for fair value and in the best interests of the Company and its Restricted Subsidiaries, and (ii) the aggregate amount outstanding under all financing facilities relating to such Qualifying Receivables Sales shall not exceed $100,000,000 in the aggregate. The term Qualifying Receivables Sale shall not include the sale of trade receivables in connection with a disposition of the business operations of such person relating thereto or a disposition of defaulted receivables for purposes of collection and not as a financing arrangement.

        “Redeemable” means, with respect to the capital stock of any Person, each share of such Person's capital stock that is:

(a) redeemable, payable or required to be purchased or otherwise retired or extinguished, or convertible into Debt of such Person (i) at a fixed or determinable date, whether by operation of sinking fund or otherwise, (ii) at the option of any Person other than such Person, or (iii) upon the occurrence of a condition not solely within the control of such Person; or

(b) convertible into other Redeemable capital stock.

          “Required Holders” means, at any time, the holders of at least 66⅔% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this agreement.

“Restricted Investments” means all Investments except the following:

(a) property to be used in the ordinary course of business of the Company and its Restricted Subsidiaries;

(b) current assets arising from the sale of goods and services in the ordinary course of business of the Company and its Restricted Subsidiaries;

(c) Investments in one or more Restricted Subsidiaries or any Person that concurrently with such Investment becomes a Restricted Subsidiary;

(d) Investments existing on the date of the Closing and disclosed in Schedule 10.7;

(e) Investments in United States Governmental Securities or Canadian Governmental Securities, provided that such obligations mature within 365 days from the date of acquisition thereof;

(f) Investments in certificates of deposit or banker's acceptances issued by an Acceptable Bank, provided that such obligations mature within 365 days from the date of acquisition thereof;

(g) Investments in commercial paper given the highest rating by a credit rating agency of recognized national standing and maturing not more than 270 days from the date of creation thereof;

(h) Investments in Repurchase Agreements;

(i) Investments in tax-exempt obligations of any state of the United States of America, or any municipality of any such state, in each case rated “AA” or better by S&P, “Aa2” or better by Moody's or an equivalent rating by any other credit rating agency of recognized national standing, provided that such obligations mature within 365 days from the date of acquisition thereof;

(j) acquisitions of assets or securities by the Company or a Restricted Subsidiary for consideration consisting of, or financed by the substantially concurrent sale of, common shares of the Company; and

(k)  Investments in Permitted Joint Ventures in an aggregate amount not to exceed 5% of Consolidated Assets at any one time outstanding.

For purposes of clarity, it is understood and agreed that all Investments in Unrestricted Subsidiaries after the Closing Date (including, without limitation, MDS Proteomics Inc.) constitute Restricted Investments subject to Section 10.7 hereof. As of any date of determination, each Restricted Investment shall be valued at the greater of:

(x) the amount at which such Restricted Investment is shown on the books of the Company or any of its Subsidiaries (or zero if such Restricted Investment is not shown on any such books); and

(y) either

(i) in the case of any Guaranty of the obligation of any Person, the amount which the Company or any of its Restricted Subsidiaries has paid on account of such obligation less any recoupment by the Company or such Restricted Subsidiary of any such payments, or

(ii) in the case of any other Restricted Investment, the excess of (x) the greater of (A) the amount originally entered on the books of the Company or any of its Restricted Subsidiaries with respect thereto and (B) the cost thereof to the Company or its Restricted Subsidiary over (y) any return of capital (after income taxes applicable thereto) upon such Restricted Investment through the sale or other liquidation thereof or part thereof or otherwise.

As used in this definition of “Restricted Investments”:

“Acceptable Bank” means any bank or trust company (i) which is organized under the laws of Canada or the United States of America or any State thereof, (ii) which has capital, surplus and undivided profits aggregating at least $1,000,000,000, and (iii) whose long-term unsecured debt obligations (or the long-term unsecured debt obligations of the bank holding company owning all of the capital stock of such bank or trust company) shall have been given a rating of “A” or better by S&P, “A2” or better by Moody's or an equivalent rating by any other credit rating agency of recognized national standing.

“Acceptable Broker-Dealer” means any Person other than a natural person (i) which is registered as a broker or dealer pursuant to the Exchange Act and (ii) whose long-term unsecured debt obligations shall have been given a rating of “A” or better by S&P, “A2” or better by Moody's or an equivalent rating by any other credit rating agency of recognized national standing.

“Canadian Governmental Security” means any direct obligation of, or obligation guaranteed by Canada or any province thereof or agency controlled or supervised by or acting as an instrumentality of Canada or any province thereof.

“Moody's” means Moody's Investors Service, Inc.

“Repurchase Agreement” means any written agreement

(a) that provides for (i) the transfer of one or more United States Governmental Securities or Canadian Governmental Securities in an aggregate principal amount at least equal to the amount of the Transfer Price (defined below) to the Company or any of its Restricted Subsidiaries from an Acceptable Bank or an Acceptable Broker-Dealer against a transfer of funds (the “Transfer Price”) by the Company or such Restricted Subsidiary to such Acceptable Bank or Acceptable Broker-Dealer, and (ii) a simultaneous agreement by the Company or such Restricted Subsidiary, in connection with such transfer of funds, to transfer to such Acceptable Bank or Acceptable Broker-Dealer the same or substantially similar United States Governmental Securities for a price not less than the Transfer Price plus a reasonable return thereon at a date certain not later than 365 days after such transfer of funds,

(b) in respect of which the Company or such Restricted Subsidiary shall have the right, whether by contract or pursuant to applicable law, to liquidate such agreement upon the occurrence of any default thereunder, and

(c) in connection with which the Company or such Restricted Subsidiary, or an agent thereof, shall have taken all action required by applicable law or regulations to perfect a Lien in such United States Governmental Securities.

“S&P” means Standard & Poor's Ratings Group, a division of McGraw Hill, Inc.

“United States Governmental Security” means any direct obligation of, or obligation guaranteed by, the United States of America, or any agency controlled or supervised by or acting as an instrumentality of the United States of America pursuant to authority granted by the Congress of the United States of America, so long as such obligation or guarantee shall have the benefit of the full faith and credit of the United States of America which shall have been pledged pursuant to authority granted by the Congress of the United States of America.

“Restricted Payment” means (a) any Distribution in respect of the Company or any Restricted Subsidiary of the Company (other than Distributions (i) on account of capital stock or other equity interests of a Restricted Subsidiary owned legally and beneficially by the Company or another Restricted Subsidiary or (ii) payable to minority shareholders of such Restricted Subsidiary, provided that at least a pro rata amount is paid to the Company and/or a Restricted Subsidiary, as the case may be), including, without limitation, any Distribution resulting in the acquisition by the Company of securities which would constitute treasury stock, and

(b) any payment, repayment, redemption, retirement, repurchase or other acquisition, direct or indirect, by the Company or any Restricted Subsidiary of, on account of, or in respect of, the principal of any Subordinated Debt (or any installment thereof) prior to the regularly scheduled maturity date thereof (as in effect on the date such Subordinated Debt was originally incurred).

For purposes of this Agreement, the amount of any Restricted Payment made in property shall be the greater of (x) the Fair Market Value of such property (as determined in good faith by the board of directors (or equivalent governing body) of the Person making such Restricted Payment) and (y) the net book value thereof on the books of such Person, in each case determined as of the date on which such Restricted Payment is made.

“Restricted Subsidiary” means all Subsidiaries of the Company other than those which qualify as Unrestricted Subsidiaries pursuant to the definition of such term and that are designated as Unrestricted Subsidiaries in Schedule 5.4 and those who are subsequently designated as Unrestricted Subsidiaries pursuant to Section 21.

“Sale-and-Leaseback Transaction” means a transaction or series of transactions pursuant to which the Company or any Restricted Subsidiary shall sell or transfer to any Person (other than the Company or a Restricted Subsidiary) any property, whether now owned or hereafter acquired, and, as part of the same transaction or series of transactions, the Company or any Restricted Subsidiary shall rent or lease as lessee (other than pursuant to a Capital Lease), or similarly acquire the right to possession or use of, such property or one or more properties which it intends to use for the same purpose or purposes as such property.

“Securities Act” means the United States Securities Act of 1933, as amended from time to time.

“Securities and Exchange Commission” means the United States Securities and Exchange Commission or any Governmental Authority succeeding to any of its functions.

“Security” shall have the same meaning as in Section 2(1) of the Securities Act.

“Senior Financial Officer” means the chief financial officer, principal accounting officer, treasurer or comptroller of the Company.

“Subordinated Debt” means any Debt that is subordinated in right of payment or security to payment in full of all Debt evidenced by the Notes on terms substantially similar to those contained in Section 10 of the Subsidiary Guaranties.

“Subsidiary” means, as to any Person, any corpora-tion, association or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if a 50% or greater interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Per-son and one or more of its Sub-sidiaries (unless such part-nership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a “Sub-sidiary” is a reference to a Subsidiary of the Company.

“Subsidiary Guarantors” is defined in Section 2(b) hereof.

“Subsidiary Stock” means, with respect to any Person, the stock (or any options or warrants to purchase stock or other restricted securities exchangeable for or convertible into stock) of any Restricted Subsidiary of such Person.

“Swaps” means, with respect to any Person, payment obligations with respect to interest rate swaps, currency swaps and similar obligations obligating such Person to make payments, whether periodically or upon the happening of a contingency. For the purposes of this Agreement, the amount of the obligation under any Swap shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such Swap had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such Swap provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligation shall be the net amount so determined.

“Tax Indemnity Amounts” is defined in Section 8.8.

“Transfer” means, with respect to any Person, any transaction in which such Person sells, conveys, transfers or leases (as lessor) any of its property, including, without limitation, Subsidiary Stock.

“Treaty” is defined in Section 8.8.

“Unrestricted Subsidiary” means (1) the Subsidiaries designated as Unrestricted Subsidiaries in Schedule 5.4, (2) any Subsidiary designated as such by the Board of Directors pursuant to Section 21 of the Agreement where (a) neither the Company nor any of its other Subsidiaries (other than another Unrestricted Subsidiary) (i) provides credit support for, or Guaranty of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary, and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its Subsidiaries (other than another Unrestricted Subsidiary) to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and (3) any Subsidiary of an Unrestricted Subsidiary.

“Wholly Owned Restricted Subsidiary” means, at any time, any Restricted Subsidiary one hundred percent (100%) of all of the equity interests (except directors' qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company's other Wholly Owned Restricted Subsidiaries at such time.

SCHEDULE 4.10

[ -- ]

SCHEDULE 5.4

[ -- ]

SCHEDULE 5.8

[ -- ]

SCHEDULE 5.11

[ -- ]

SCHEDULE 5.14

[ -- ]

SCHEDULE 5.15

[ -- ]

SCHEDULE 10.7

[ -- ]

EXHIBIT I-A

[FORM OF SERIES A NOTE]

For Trades of Notes in Canada
Unless permitted under securities legislation, the holder of these securities shall not trade these securities before April 18, 2003.

MDS Inc.

5.15% GUARANTEED SENIOR UNSECURED NOTES, SERIES A, DUE DECEMBER 19, 2007

No. [_____]                                                                                    December 18, 2002
US$[_______]                                                                           PPN 55269P A*5

FOR VALUE RECEIVED, the undersigned, MDS Inc. (herein called the “Company”), a corporation organized and existing under the laws of Canada, hereby promises to pay to ____________, or registered assigns, the principal sum of $________ UNITED STATES DOLLARS on December 19, 2007, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 5.15% per annum from the date hereof, payable semiannually, on the 19th day of June and December in each year, commencing with the June or December next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount for Withholding Taxes (as such terms are defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 7.15% or (ii) 2% over the rate of interest publicly announced by The Bank of New York (or its successor) from time to time in New York, New York as its “base” or “prime” rate.

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount for Withholding Taxes with respect to this Note are to be made in lawful money of the United States of America at the principal office of the Company in Toronto, Ontario, Canada or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of Guaranteed Senior Unsecured Notes (herein called the “Notes”) issued pursuant to separate Note Purchase Agreements, dated as of December 18, 2002 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this Note at a rate or percentage (the "Contract Rate") for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis, (the "Contract Rate Basis") is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

MDS Inc.

By
[Title]

By
[Title]

EXHIBIT I-B

[FORM OF SERIES B NOTE]

For Trades of Notes in Canada
Unless permitted under securities legislation, the holder of these securities shall not trade these securities before April 18, 2003.

MDS Inc.

5.52% GUARANTEED SENIOR UNSECURED NOTES, SERIES B, DUE DECEMBER 19, 2009

No. [_____]                                                                                    December 18, 2002
US$ [______]                                                                            PPN 55269P A@3

FOR VALUE RECEIVED, the undersigned, MDS Inc. (herein called the “Company”), a corporation organized and existing under the laws of Canada, hereby promises to pay to ____________, or registered assigns, the principal sum of $________ UNITED STATES DOLLARS on December 19, 2009, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 5.52% per annum from the date hereof, payable semiannually, on the 19th day of June and December in each year, commencing with the June or December next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount for Withholding Taxes (as such terms are defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 7.52% or (ii) 2% over the rate of interest publicly announced by The Bank of New York (or its successor) from time to time in New York, New York as its “base” or “prime” rate.

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount for Withholding Taxes with respect to this Note are to be made in lawful money of the United States of America at the principal office of the Company in Toronto, Ontario, Canada or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of Guaranteed Senior Unsecured Notes (herein called the “Notes”) issued pursuant to separate Note Purchase Agreements, dated as of December 18, 2002 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this Note at a rate or percentage (the "Contract Rate") for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis, (the "Contract Rate Basis") is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

MDS Inc.

By
[Title]

By
[Title]

EXHIBIT I-C

[FORM OF SERIES C NOTE]

For Trades of Notes In Canada
Unless permitted under securities legislation, the holder of these securities shall not trade these securities before April 18, 2003.

MDS Inc.

5.52% GUARANTEED SENIOR UNSECURED NOTES, SERIES C, DUE DECEMBER 19, 2012

No. [_____]                                                                                    December 18, 2002
US$ [______]                                                                           PPN 55269P A#1

FOR VALUE RECEIVED, the undersigned, MDS Inc. (herein called the “Company”), a corporation organized and existing under the laws of Canada, hereby promises to pay to ____________, or registered assigns, the principal sum of $________ UNITED STATES DOLLARS on December 19, 2012, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 5.52% per annum from the date hereof, payable semiannually, on the 19th day of June and December in each year, commencing with the June or December next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount for Withholding Taxes (as such terms are defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 7.52% or (ii) 2% over the rate of interest publicly announced by The Bank of New York (or its successor) from time to time in New York, New York as its “base” or “prime” rate.

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount for Withholding Taxes with respect to this Note are to be made in lawful money of the United States of America at the principal office of the Company in Toronto, Ontario, Canada or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of Guaranteed Senior Unsecured Notes (herein called the “Notes”) issued pursuant to separate Note Purchase Agreements, dated as of December 18, 2002 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company will make required prepayments of principal on the dates and in the amounts specified in the Note Purchase Agreements. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this Note at a rate or percentage (the "Contract Rate") for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis, (the "Contract Rate Basis") is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

MDS Inc.

By
[Title]

By
[Title]

EXHIBIT I-D

[FORM OF SERIES D NOTE]

For Trades of Notes in Canada
Unless permitted under securities legislation, the holder of these securities shall not trade these securities before April 18, 2003.

MDS Inc.

6.19% GUARANTEED SENIOR UNSECURED NOTES, SERIES D, DUE DECEMBER 19, 2012

No. [_____]                                                                                    December 18, 2002
US$ [______]                                                                           PPN 55269P B*4

FOR VALUE RECEIVED, the undersigned, MDS Inc. (herein called the “Company”), a corporation organized and existing under the laws of Canada, hereby promises to pay to ____________, or registered assigns, the principal sum of $________ UNITED STATES DOLLARS on December 19, 2012, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.19% per annum from the date hereof, payable semiannually, on the 19th day of June and December in each year, commencing with the June or December next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount for Withholding Taxes (as such terms are defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 8.19% or (ii) 2% over the rate of interest publicly announced by The Bank of New York (or its successor) from time to time in New York, New York as its “base” or “prime” rate.

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount for Withholding Taxes with respect to this Note are to be made in lawful money of the United States of America at the principal office of the Company in Toronto, Ontario, Canada or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of Guaranteed Senior Unsecured Notes (herein called the “Notes”) issued pursuant to separate Note Purchase Agreements, dated as of December 18, 2002 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this Note at a rate or percentage (the "Contract Rate") for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis, (the "Contract Rate Basis") is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

MDS Inc.

By
[Title]

By
[Title]

EXHIBIT I-E

[FORM OF SERIES E NOTE]

For Trades of Notes In Canada
Unless permitted under securities legislation, the holder of these securities shall not trade these securities before April 18, 2003.

MDS Inc.

6.19% GUARANTEED SENIOR UNSECURED NOTES, SERIES E, DUE DECEMBER 19, 2014

No. [_____]                                                                                      December 18, 2002
US$ [______]                                                                                      PPN 55269P B@2

FOR VALUE RECEIVED, the undersigned, MDS Inc. (herein called the “Company”), a corporation organized and existing under the laws of Canada, hereby promises to pay to ____________, or registered assigns, the principal sum of $________ UNITED STATES DOLLARS on December 19, 2014, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.19% per annum from the date hereof, payable semiannually, on the 19th day of June and December in each year, commencing with the June or December next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount or Modified Make-Whole Amount for Withholding Taxes (as such terms are defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 8.19% or (ii) 2% over the rate of interest publicly announced by The Bank of New York (or its successor) from time to time in New York, New York as its “base” or “prime” rate.

Payments of principal of, interest on and any Make-Whole Amount or Modified Make-Whole Amount for Withholding Taxes with respect to this Note are to be made in lawful money of the United States of America at the principal office of the Company in Toronto, Ontario, Canada or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of Guaranteed Senior Unsecured Notes (herein called the “Notes”) issued pursuant to separate Note Purchase Agreements, dated as of December 18, 2002 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company will make required prepayments of principal on the dates and in the amounts specified in the Note Purchase Agreements. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this Note at a rate or percentage (the "Contract Rate") for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis, (the "Contract Rate Basis") is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

MDS Inc.

By
[Title]

By
[Title]

EXHIBIT II

Form of Guaranty Agreement

Guaranty

This GUARANTY (“Guaranty”) is made as of the ● day of December by ___________________________ (the “Guarantor”), in favor of each of the holders (the “Holders”) from time to time the (a) 5.15% Guaranteed Senior Unsecured Notes, Series A, due December ●, 2007, (b) 5.52% Guaranteed Senior Unsecured Notes, Series B, due December ●, 2009, (c) 5.52% Guaranteed Senior Unsecured Notes, Series C, due December ●, 2012, (d) 6.19% Guaranteed Senior Unsecured Notes, Series D, due December ●, 2012, and (e) 6.19% Guaranteed Senior Unsecured Notes, Series E, due December ●, 2014 (collectively, the “Notes”) under the several Note Purchase Agreements dated as of December ●, 2002 entered into by MDS Inc. (the “Company”) with the Purchasers listed in Schedule A thereto. Such Note Purchase Agreements, as may be amended, modified or supplemented from time to time, are collectively hereinafter referred to as the “Agreement”. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Agreement.

WHEREAS, the Company has issued and sold, and there are presently outstanding, US$311,500,000 aggregate principal amount of the Notes; and

WHEREAS, the Guarantor is a direct or indirect Subsidiary of the Company; and

WHEREAS, in consideration of the financial and other support that the Company has provided, and such financial and other support as the Company may in the future provide to the Guarantor, the Guarantor is willing to guaranty the obligations of the Company under the Agreement and the Notes; and

WHEREAS, each of MDS (Canada) Inc., MDS (US) Inc., MDS Pharma Services (US) Inc., MDS Nova Limited Partnership, Bow Valley Diagnostic Services Inc. and MDS Ingram & Bell Inc., (together, the "Guarantors") are parties to a Contribution and Subordination Agreement, dated as of December ___, 2002, (the "Contribution Agreement"); and

WHEREAS, the Company, MDS Nova L.P., MDS (Canada) Inc., MDS Pharma Services (US) Inc. and MDS (US) Inc., as borrowers, and Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Fleet National Bank, Bank One Canada, Bank One, Michigan and Royal Bank of Canada, as lenders, are parties to that certain Second Amended and Restated Credit Agreement, dated as of February 1, 2001 (the “Credit Agreement”);

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Guarantor agrees for the benefit of each of the Holders as follows:

WITNESSETH

1. Guaranty.

(i) The Guarantor absolutely, irrevocably and unconditionally guarantees for the benefit of each of the Holders (1) the full and prompt payment when due in United States dollars, whether at maturity or earlier, by reason of acceleration, by notice of prepayment or otherwise, and at all times thereafter until final and indefeasible payment has been made of the principal of premium, Make-Whole Amount or Modified Make-Whole Amount for Withholding Taxes, if any, Tax Indemnity Amounts and interest on the Notes in accordance with the terms and conditions thereof and of the Agreement, and (2) the prompt performance and compliance by the Company with each of its payment and other obligations under the Agreement.

(ii) Without limiting the generality of paragraph (i) above, at any time after the occurrence of an Event of Default, the Guarantor shall pay to the Holders, on demand and in immediately available funds, the full amount of the Notes (including any portion thereof which is not yet due and payable). The Guarantor further agrees to pay to the Holders and reimburse the Holders in United States dollars for, on demand and in immediately available funds, (a) all losses, fees, costs and expenses (including, without limitation, all court costs and reasonable attorneys’ and paralegals’ fees, costs and expenses) paid or incurred by the Holders in: (1) endeavoring to collect all or any part of the Notes from, or in prosecuting any action against, the Company or the Guarantor relating to the Agreement, this Guaranty or the transactions contemplated thereby; (2) preserving, protecting or defending the enforceability of, or enforcing, this Guaranty or their respective rights hereunder (all such costs and expenses are hereinafter referred to as the “Expenses”) and (b) interest on (1) amounts due in respect of the Notes which do not constitute interest, (2) to the extent permitted by applicable law, amounts due in respect of the Notes which constitute interest, and (3) the Expenses, from the date of demand under this Guaranty until paid in full at the Default Rate (the “Interest Rate”). The Guarantor hereby agrees that this Guaranty is an absolute, present and continuing guaranty of payment and is not a guaranty of collection.

(iii) Any provision of this Guaranty requiring the obligations in respect of the Notes to be “fully paid” (or words of like affect) shall be deemed to mean “paid in full in cash and in United States dollars.”

(iv) The liability of the Guarantor under this Guaranty shall not exceed an amount equal to a maximum amount as will, after giving effect to such maximum amount and all other liabilities of the Guarantor, contingent or otherwise, result in the obligations of such Guarantor hereunder not constituting a fraudulent transfer, obligation or conveyance.

2. Obligations Unconditional. The Guarantor hereby agrees that its obligations under this Guaranty shall be absolute, irrevocable and unconditional, irrespective of:

(i) the validity, enforceability, avoidance, novation or subordination of the Notes or the Agreement, the continuance of any obligation on the part of the Company or any other Person on or in respect of the Notes or under the Agreement or any other agreement or the power or authority or the lack of power or authority of the Company to issue the Notes or the Company to execute and deliver the Agreement or any other agreement or of any guarantor to execute and deliver its guaranty or to perform any of its obligations thereunder or the existence or continuance of the Company or any other Person as a legal entity;

(ii) the absence of any attempt by, or on behalf of, any Holder to collect, or to take any other action to enforce, all or any part of the Notes or the Agreement (or any security granted with respect thereto) whether from or against the Company, any other guarantor of the Notes or any other Person;

(iii) the election of any remedy by, or on behalf of, any Holder with respect to all or any part of the Notes or the Agreement;

(iv) the amendment or modification of any provision of any Note or the Agreement or the waiver, consent, extension, forbearance or granting of any indulgence by, or on behalf of, any Holder with respect to any provision of any Note or the Agreement, and the Guarantor hereby ratifies and confirms any such amendment, modification, waiver, consent, extension, forbearance or grant and that the same shall be binding upon it, and hereby waives, to the fullest extent permitted by law, any and all defenses, counterclaims or offsets which it might or could have by reason thereof, it being understood that such Guarantor shall at all times be bound by this Guaranty and remain liable hereunder;

(v) the election by, or on behalf of, any one or more of the Holders, in any proceeding instituted under Chapter 11 of Title 11 of the United States Code (11 U.S.C. 101 et seq.) (the “Bankruptcy Code”), of the application of Section 1111(b)(2) of the Bankruptcy Code or any comparable provision of any bankruptcy law of any other jurisdiction;

(vi) any borrowing or grant of a security interest by the Company, as debtor-in-possession, under Section 364 of the Bankruptcy Code or any comparable provision of any bankruptcy law of any other jurisdiction;

(vii) the disallowance, under Section 502 of the Bankruptcy Code, of all or any portion of the claims of any of the Holders for repayment of all or any part of the Notes or any Expenses;

(viii) any other circumstance which might otherwise constitute a legal or equitable discharge or defense of the Company or the Guarantor;

(ix)any creditors’ rights, bankruptcy, receivership or other insolvency proceeding of the Company, the Guarantor or any other Person or in respect of the property of the Company, the Guarantor or any other Person or any merger, consolidation, reorganization, dissolution, liquidation, the sale of all or substantially all of the assets of or winding up of the Company, the Guarantor or any other Person;

(x)impossibility or illegality of performance on the part of the Company, the Guarantor or any other Person of its obligations under the Notes, the Agreement, this Guaranty or any other agreements;

(xi)in respect of the Company or any other Person, any change of circumstances, whether or not foreseen or foreseeable, whether or not imputable to the Company or any other Person, or other impossibility of performance through fire, explosion, accident, labor disturbance, floods, droughts, embargoes, wars (whether or not declared), civil commotion, acts of God or the public enemy, delays or failure of suppliers or carriers, inability to obtain materials, action of any Federal or state regulatory body or agency, change of law or any other causes affecting performance, or any other force majeure, whether or not beyond the control of the Company or any other Person and whether or not of the kind hereinbefore specified;

(xii)any order, judgment, decree, ruling or regulation (whether or not valid) of any court of any nation or of any political subdivision thereof or any body, agency, department, official or administrative or regulatory agency of any thereof or any other action, happening, event or reason whatsoever which shall delay, interfere with, hinder or prevent, or in any way adversely affect, the performance by the Company, the Guarantor or any other Person of its respective obligations under or in respect of the Notes, the Agreement, this Guaranty or any other agreement;

(xiii)the failure of the Guarantor to receive any benefit from or as a result of its execution, delivery and performance of this Guaranty; or

(xiv)any merger or consolidation of the Company, the Guarantor or any other Person into or with any other Person or any sale, lease, transfer or other disposition of any of the assets of the Company, the Guarantor or any other Person to any other Person, or any change in the ownership of any shares of the Company, the Guarantor or any other Person;

provided that the specific enumeration of the above-mentioned acts, failures or omissions shall not be deemed to exclude any other acts, failures or omissions, though not specifically mentioned above, it being the purpose and intent of this Guaranty and the parties hereto that the obligations of the Guarantor shall be absolute and unconditional and shall not be discharged, impaired or varied except by the payment of the principal of, premium, if any, and interest on the Notes in accordance with their respective terms whenever the same shall become due and payable as in the Notes provided, at the place specified in and all in the manner and with the effect provided in the Notes and the Agreement, as each may be amended or modified from time to time. Without limiting the foregoing, it is understood that repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, the Company shall default under or in respect of the terms of the Notes or the Agreement and that notwithstanding recovery hereunder for or in respect of any given default or defaults by the Company under the Notes or the Agreement, this Guaranty shall remain in full force and effect and shall apply to each and every subsequent default.

3. Enforcement; Application of Payments. Upon the occurrence of an Event of Default, the Holders may proceed directly and at once, without notice, against the Guarantor to obtain performance of and to collect and recover the full amount, or any portion, of the Notes, without first proceeding against the Company or any other Person. Subject only to the terms and provisions of the Agreement, the Holders shall have the exclusive right to determine the application of payments and credits, if any, from the Guarantor, the Company or from any other Person on account of the Notes or any other liability of the Guarantor to any Holder.

4. Waivers.

(i) The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of receivership or bankruptcy of the Company, protest or notice with respect to the Notes, all setoffs and counterclaims and all presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor and notices of acceptance of, or of the reliance of the Holders upon (it being understood that every Debt, liability and obligation described in Section 1 hereof shall conclusively be presumed to have been created, contracted or incurred in reliance upon the execution of this Guaranty), this Guaranty, the benefits of all statutes of limitation, and all other demands whatsoever (and shall not require that the same be made on the Company as a condition precedent to the Guarantor’s obligation hereunder), and covenants that this Guaranty will not be discharged, except by complete payment (in cash) and performance of the Notes and the Agreement and any other obligation contained herein. The Guarantor further waives all notices of the existence, creation or incurring of new or additional indebtedness, arising either from additional loans extended to the Company or otherwise, and also waives all notices that the principal amount, or any portion thereof, and/or any interest or any other amounts on any instrument or document evidencing all or any part of the Notes is due, notices of any and all proceedings to collect from the maker, any endorser or any other guarantor of all or any part of the Notes, or from any other Person, and, to the extent permitted by law, notices of exchange, sale, surrender or other handling of any security or collateral given to the Holders to secure payment of all or any part of the Notes.

(ii) The Holders are hereby authorized, without notice or demand and without affecting the liability of the Guarantor hereunder, from time to time, (a) to renew, extend, accelerate or otherwise change the time for payment of, or other terms relating to, all or any part of the Notes, or to otherwise modify, amend or change the terms of any promissory note or other agreement, document or instrument now or hereafter executed by the Company or any other guarantor of the Notes and delivered to or for the benefit of any Holder; (b) to accept partial payments on all or any part of the Notes; (c) to take and hold security or collateral for the payment of all or any part of the Notes, this Guaranty, or any other guaranties of all or any part of the Notes or other liabilities of the Company, (d) to exchange, enforce, waive and release any such security or collateral; (e) to apply such security or collateral and direct the order or manner of sale thereof as in their discretion they may determine; and (f) to settle, release, exchange, enforce, waive, compromise or collect or otherwise liquidate all or any part of the Notes, this Guaranty, any other Guaranty of all or any part of the Notes, and any security or collateral for the Notes or for any such Guaranty. Any of the foregoing may be done in any manner, without affecting or impairing the Notes of the Guarantor hereunder.

5. Setoff. At any time after all or any part of the Notes have become due and payable (by acceleration or otherwise), each Holder may, without notice to the Guarantor and regardless of the acceptance of any security or collateral for the payment hereof, appropriate and apply toward the payment of all or any part of the Notes (i) any indebtedness due or to become due from such Holder to the Guarantor, and (ii) any moneys, credits or other property belonging to the Guarantor, at any time held by or coming into the possession of such Holder or any of their respective affiliates.

6. Financial Information. The Guarantor hereby assumes responsibility for keeping itself informed of the financial condition of the Company and any and all endorsers and/or other guarantors of all or any part of the Notes, and of all other circumstances bearing upon the risk of nonpayment of the Notes, or any part thereof, that diligent inquiry would reveal, and the Guarantor hereby agrees that none of the Holders shall have any duty to advise the Guarantor of information known to any of them regarding such condition or any such circumstances. In the event any Holder, in its sole discretion, undertakes at any time or from time to time to provide any such information to the Guarantor, such Holder shall be under no obligation (i) to undertake any investigation not a part of its regular business routine, (ii) to disclose any information which such Holder, pursuant to accepted or reasonable commercial finance or banking practices, wishes to maintain confidential or (iii) to make any other or future disclosures of such information or any other information to the Guarantor.

7. No Marshalling; Reinstatement. The Guarantor consents and agrees that none of the Holders nor any Person acting for or on behalf of the Holders shall be under any obligation to marshall any assets in favor of the Guarantor or against or in payment of any or all of the Notes. The Guarantor further agrees that, to the extent that the Company, the Guarantor or any other guarantor of all or any part of the Notes makes a payment or payments to any Holder, or any Holder receives any proceeds of collateral for all or any part of the Notes, which payment or payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to the Company, the Guarantor, such other guarantor or any other Person, or their respective estates, trustees, receivers or any other party, including, without limitation, the Guarantor, under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or repayment, the part of the Notes which has been paid, reduced or satisfied by such amount shall be reinstated and continued in full force and effect as of the time immediately preceding such initial payment, reduction or satisfaction.

8. Representations, Warranties and Covenants of Guarantor.

(a) The Guarantor represents and warrants to each Holder that:

     (i)    This Guaranty and the Contribution Agreement have each been duly authorized by all necessary corporate action on the part of the Guarantor, and this Guaranty and the Contribution Agreement each constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii)    The execution, delivery and performance by the Guarantor of this Guaranty and the Contribution Agreement will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Guarantor under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which the Guarantor is bound or by which the Guarantor or any of its properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Guarantor or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Guarantor.

(iii)    No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Guarantor of this Guaranty or the Contribution Agreement including in any case, without limitation, any thereof required in connection with the obtaining of United States dollars to make payments under this Guaranty or the Contribution Agreement and the payment of such United States dollars to Persons resident in the United States of America. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Canada of this Guaranty or the Contribution Agreement, that it be filed, recorded or enrolled with any Governmental Authority, or that it be stamped with any stamp, registration or similar transaction tax.

(iv)    No liability for any Covered Taxes, directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of or in Canada or any political subdivision thereof or therein will be incurred by the Guarantor as a result solely of this Guaranty and, based on present law, no deduction or withholding in respect of Covered Taxes imposed, levied, collected, assessed or withheld by or within Canada or any political subdivision, taxing or other governmental authority thereof or therein is required to be made from any payment by the Guarantor under this Guaranty (assuming, for purposes of this representation, that all holders are the beneficial owners of the Notes and the payments thereon and are resident in the United States for purposes of, and eligible for the benefits of, the applicable Treaty as in effect on the date hereof and that the relevant taxing authority in Canada has granted the Company authorization to make such payments without any withholding or deduction) except for any such withholding or deduction arising out of the conditions described in the second paragraph of Section 8.8 of the Agreement.

    (v)    The Guarantor will derive substantial direct and indirect benefit from the sale of the Notes to the Purchasers.

     (vi)    The Guarantor is solvent, has capital not unreasonably small in relation to its business or any contemplated or undertaken transaction and has assets having a value both at fair valuation and at present fair salable value greater than the amount required to pay its debts as they become due and greater than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. The Guarantor does not intend to incur, or believe or should have believed that it will incur, debts beyond its ability to pay such debts as they become due. The Guarantor will not be rendered insolvent by the execution and delivery of, and performance of its obligations under, this Guaranty. The Guarantor does not intend to hinder, delay or defraud its creditors by or through the execution and delivery of, or performance of its obligations under, this Guaranty.

    (vii)    The obligations of the Guarantor under this Guaranty rank at least pari passu in right of payment with all other senior unsecured Debt (actual or contingent) of the Guarantor, including, without limitation, all Debt of the Guarantor under and pursuant to the Credit Agreement.

(b) From and after the date of issuance of the Notes by the Company and continuing so long as any amount remains unpaid thereon the Guarantor agrees to comply with the terms and provisions of Sections 9.1, 9.2, 9.3, 9.4, 9.5 and 9.7 of the Agreement, insofar as such provisions apply to the Guarantor and this Guaranty, as if said Sections were set forth herein in full.

9. Subrogation. Until the Notes have been paid in full, the Guarantor (i) shall have no right of subrogation with respect to such Notes and (ii) waives any right to enforce any remedy which the Holders (or any of them) now have or may hereafter have against the Company, any endorser or any guarantor of all or any part of the Notes or any other Person, and the Guarantor waives any benefit of, and any right to participate in, any security or collateral given to the Holders (or any of them) to secure the payment or performance of all or any part of the Notes or any other liability of the Company to the Holders.

10. Subordination. The Guarantor agrees that any and all claims of the Guarantor against the Company, any endorser or any other guarantor of all or any part of the Notes, or against any of their respective properties, shall be subordinate and subject in right of payment to the prior payment, in full and in cash, of all Notes (including, without limitation, interest accruing following the filing of a bankruptcy petition by or against the Company, at the applicable rates specified in the Agreement, whether or not such interest is allowed as a claim in bankruptcy). Notwithstanding any right of the Guarantor to ask, demand, sue for, take or receive any payment from the Company, all rights, liens and security interests of the Guarantor, whether now or hereafter arising and howsoever existing, in any assets of the Company (whether constituting part of the security or collateral given to any Holder to secure payment of all or any part of the Notes or otherwise) shall be and hereby are subordinated to the rights of the Holders in those assets. The Guarantor shall have no right to possession of any such asset or to foreclose upon any such asset, whether by judicial action or otherwise, unless and until all of the Notes shall have been fully paid and satisfied and all financing arrangements between the Company and the Holders have been terminated. If all or any part of the assets of the Company, or the proceeds thereof, are subject to any distribution, division or application to the creditors of the Company, whether partial or complete, voluntary or involuntary, and whether by reason of liquidation, bankruptcy, arrangement, receivership, assignment for the benefit of creditors or any other action or proceeding, or if the business of the Company is dissolved or if substantially all of the assets of the Company are sold, then, and in any such event, any payment or distribution of any kind or character, either in cash, securities or other property, which shall be payable or deliverable upon or with respect to any indebtedness of the Company to the Guarantor (“Company Debt”) shall be paid or delivered directly to the Holders for application on any of the Notes, due or to become due, until such Notes shall have first been fully paid and satisfied. The Guarantor irrevocably authorizes and empowers the Holders to demand, sue for, collect and receive every such payment or distribution and give acquittance therefor and to make and present for and on behalf of the Guarantor such proofs of claim and take such other action, in the Holder’s own name or in the name of the Guarantor or otherwise, as the Holders may deem necessary or advisable for the enforcement of this Guaranty. The Holders may vote such proofs of claim in any such proceeding, receive and collect any and all dividends or other payments or disbursements made thereon in whatever form the same may be paid or issued and apply the same on account of any of the Notes. Should any payment, distribution, security or instrument or proceeds thereof be received by the Guarantor upon or with respect to the Company Debt prior to the satisfaction of all of the Notes and the termination of all financing arrangements between the Company and the Holders, the Guarantor shall receive and hold the same in trust, as trustee, for the benefit of the Holders and shall forthwith deliver the same to the Holders, for the benefit of the Holders, in precisely the form received (except for the endorsement or assignment of the Guarantor where necessary), for application to any of the Notes, due or not due, and, until so delivered, the same shall be held in trust by the Guarantor as the property of the Holders. If the Guarantor fails to make any such endorsement or assignment to the Holders, the Holders or any of their officers or employees are hereby irrevocably authorized to make the same. The Guarantor agrees that until the Notes have been paid in full (in cash) and satisfied and all financing arrangements between the Company and the Holders have been terminated, the Guarantor will not assign or transfer to any Person any claim the Guarantor has or may have against the Company.

11. Payment Free and Clear. All payments by the Guarantor in respect of this Guaranty shall be made under all circumstances, except as otherwise required by law, without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes, levies, imposts, duties, fees, charges, deductions, withholding, restrictions or conditions of any nature whatsoever (hereinafter called “Covered Taxes”) imposed, levied, collected, assessed or withheld by or within Canada or any political subdivision, taxing or other governmental authority thereof or therein, or the jurisdiction (or any authority therein or thereof) from or through which payment is made (the “Applicable Jurisdiction”) by the Guarantor. If the Guarantor does not pay, cause to be paid or remit payments due hereunder free from and clear of Covered Taxes then the Guarantor, shall forthwith pay each holder of the Notes such additional amounts (“Tax Indemnity Amounts”) as may be necessary in order that the net amount of every payment made to each holder of Notes, after provision for payment of such Covered Taxes and taxes or other amounts payable with respect to receipt or accrual of such Tax Indemnity Amounts, shall be equal to the amount which such holder would have received had there been no deduction, withholding or other restriction or condition (including, without limitation, any required deduction, withholding or other payment on, or with respect to, such additional amounts); provided that in no event shall the Guarantor be obligated to make payment of any Tax Indemnity Amount to any holder not resident in the United States in excess of the amount which the Guarantor would have been obligated to pay if authorization could have been obtained under the double tax treaty (the “Treaty”) between the United States and the Applicable Jurisdiction, in force at the relevant time for the Guarantor to make the payment from which such Covered Taxes were deducted or withheld either without deduction or withholding of such Covered Taxes or with deduction or withholding of a lesser amount in respect of such Covered Taxes had the Notes held by such holder been beneficially owned at all relevant times by Persons who were (1) resident in the United States for the purposes of the Treaty; and (2) otherwise eligible in full for any benefits and exemptions available under such Treaty with respect to payments hereunder, assuming that the Guarantor and such Persons had made and obtained all relevant claims and authorizations required under such Treaty.

Notwithstanding the provisions of this Section 11, no such Tax Indemnity Amounts shall be payable for or on account of:

(i)
any tax, assessment or other governmental charge, including any Covered Taxes, which would not have been imposed, deducted or withheld but for the existence of any present or former connection (other than the mere holding of a Note) between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation, or any Person other than the holder to whom the relevant Note or any amount payable thereon are attributable for the purposes of such tax, assessment or charge) and Canada or any political subdivision or territory or possession thereof or therein or area subject to its jurisdiction, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor or Person other than the holder) being or having been a citizen or resident thereof, being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein; or

(ii)	any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge; or

(iii)
any tax, assessment or other governmental charge, including any Covered Taxes, that is imposed, deducted or withheld by reason of either (A) the failure to comply by the holder or any other Person mentioned in clause (i) above with the written request of the Guarantor addressed to the holder to provide within 30 days of receipt thereof by the holder information concerning the nationality, residence or identity of the holder or such other Person or, information as to if, and where, any declaration of residence or other claim or reporting requirement described in clause (B) hereof has been made by such holder or other Person or (B) the failure, notwithstanding its legal and practical ability, by the holder or any other Person mentioned in clause (A) above to (1) in the case where the Applicable Jurisdiction is Canada and the holder is a resident in the United States for purposes of the Treaty, file a validly completed and executed relevant claim form (copies of which are furnished by the Guarantor to the Holders pursuant to Section 4.13 of the Agreement) with the United States Internal Revenue Service and deliver to the Company on behalf of the Guarantor a photocopy of such filed form, all not less than 120 days prior to the relevant interest payment date (or, where such holder is a Purchaser, within 45 days following the date of Closing), or (2) in any other case, make such declaration of residence or other claim or reporting requirement as is notified by the Guarantor as being required by a statute, treaty or regulation of the Applicable Jurisdiction (including, for avoidance of doubt, a claim under the Treaty) as a precondition to exemption from all or part of such tax, assessment or other governmental charge (so long as such filing, declaration, claim or reporting requirement does not, in the reasonable opinion of such holder acting in good faith, impose an unreasonable burden on such holder); or

(iv)	any combination of items (i), (ii) and (iii) above.

If the Guarantor makes payment of Tax Indemnity Amounts and a recipient thereof subsequently receives a refund in respect thereof (a “Tax Refund”), and such recipient is able to readily identify the Tax Refund as being attributable to the Covered Taxes with respect to which the Tax Indemnity Amounts are paid, then such recipient shall reimburse the Guarantor, as appropriate, such amount as it shall determine to be the proportion of the Tax Refund as will leave such recipient, after the reimbursement, in no better or worse position than it would have been in if payment of the Tax Indemnity Amounts had not been required. The foregoing notwithstanding, nothing in this Section 11 shall restrict the right of any recipient to arrange its tax affairs as it shall think fit or require any recipient to disclose any information regarding its tax affairs.

Without prejudice to the survival of any other agreement of the Guarantor hereunder, the agreements contained in this Section 11 shall survive the payment in full of the Notes and all of the Guarantor’s other obligations and the termination of all of its other commitments hereunder.

If the Guarantor fails to pay to any governmental body any Covered Taxes required to be paid in respect of any payment under this Agreement (including, without limitation, any required deduction, withholding, or other payment on, or with respect to, such Tax Indemnity Amounts), the Guarantor will indemnify on an after tax basis each holder for any loss, cost or expense (including reasonable out-of-pocket expenses, interest and penalties) to the extent attributable to such failure.

The holder will, in addition to the foregoing, also promptly provide to the Guarantor copies of all correspondence with any tax authority relating to this Section 11 and take such other reasonable actions which would be reasonably required by the Guarantor in order to provide for appropriate exemptions from paying or withholding Covered Taxes and for pursuing and collecting any Tax Refund otherwise available. The Guarantor shall promptly provide to each Holder a description, together with copies and other evidence of any payments made by the Guarantor with respect to such holder pursuant to this Section 11.

12. Enforcement; Amendments; Waivers. No delay on the part of any of the Holders in the exercise of any right or remedy arising under this Guaranty, the Agreement, or otherwise with respect to all or any part of the Notes, the collateral for all or any part of the Notes or any other Guaranty of or security for all or any part of the Notes shall operate as a waiver thereof, and no single or partial exercise by any such Person of any such right or remedy shall preclude any further exercise thereof. No modification or waiver of any of the provisions of this Guaranty shall be binding upon the Holders, except as expressly set forth in a writing duly signed and delivered by the Guarantor, with the prior written consent of the Required Holders. Failure by any of the Holders at any time or times hereafter to require strict performance by the Company, the Guarantor, any other guarantor of all or any part of the Notes or any other Person of any of the provisions, warranties, terms and conditions contained in the Agreement now or at any time or times hereafter executed by such Persons and delivered to any Holder shall not waive, affect or diminish any right of such Holder at any time or times hereafter to demand strict performance thereof and such right shall not be deemed to have been waived by any act or knowledge of any Holder, or their respective agents, officers or employees, unless such waiver is contained in an instrument in writing, directed and delivered to the Company or the Guarantor, as applicable, specifying such waiver, and is signed by the party or parties necessary to give such waiver under the Agreement. No waiver of any Event of Default by any Holder shall operate as a waiver of any other Event of Default or the same Event of Default on a future occasion, and no action by any Holder permitted hereunder shall in any way affect or impair any Holder’s rights and remedies or the Notes of the Guarantor under this Guaranty. Any determination by a court of competent jurisdiction of the amount of any principal and/or interest owing by the Company to any of the Holders shall be conclusive and binding on the Guarantor irrespective of whether the Guarantor was a party to the suit or action in which such determination was made.

13. Effectiveness. This Guaranty shall become effective upon its execution by the Guarantor and shall continue in full force and effect.

14. Successors and Assigns. This Guaranty shall be binding upon the Guarantor and upon its successors and assigns and shall inure to the benefit of the Purchasers and their respective successors and assigns; all references herein to the Company and to the Guarantor shall be deemed to include their respective successors and assigns. The successors and assigns of the Guarantor and the Company shall include, without limitation, their respective receivers, trustees or debtors-in-possession. All references to the singular shall be deemed to include the plural where the context so requires. All rights of any Holder may be transferred or assigned at any time and shall be considered to be transferred or assigned at any time or from time to time upon the transfer of its Note whether with or without the consent of or notice to the Guarantor under this Guaranty or to the Company.

15. Officer Authority. The Guarantor authorizes its Chairman, President, and each of its Executive Vice Presidents, Senior Vice Presidents and Vice Presidents, respectively, from time to time, severally and not jointly, on behalf and in the name of the Guarantor from time to time in the discretion of such officer, to take or omit to take any and all action and to execute and deliver any and all documents and instruments which such officer may determine to be necessary or desirable in relation to, and perform any Notes arising in connection with, this Guaranty and any of the transactions contemplated hereby, and, without limiting the generality of the foregoing, hereby gives to each such officer severally the power and right on behalf of the Guarantor, without notice to or assent by the Guarantor, to do the following: (i) to execute and deliver any amendment, waiver, consent, supplement, other modification or reaffirmation of this Guaranty or any document relating hereto, and to perform any obligation arising in connection herewith or therewith; (ii) to sell, transfer, assign, encumber or otherwise deal in or with any security for this Guaranty or any part thereof; (iii) to grant liens, security interests or other encumbrances on or in respect of any property or assets of the Guarantor, whether now owned or hereafter acquired, in favor of the Holders; (iv) to send notices, directions, orders and other communications to any Person relating to this Guaranty, or any security for all or any part of the Notes; (v) to take or omit to take any other action contemplated by or referred to in this Guaranty or any document covering any security for all or any part of the Notes; and (vi) to take or omit to take any action with respect to this Guaranty, any security for all or any part of the Notes or any document covering any such security, all as such officer may determine in his or her sole discretion. The undersigned hereby certifies that he/she has all necessary authority to grant and execute this Guaranty on behalf of the Guarantor.

16. Governing Law. This Guaranty shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

17. Jurisdiction; Service of Process.

THE GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ANY SUIT, ACTION OR PROCEEDING WITH RESPECT TO THIS GUARANTY OR ANY NOTE, OR ANY ACTION OR PROCEEDING TO EXECUTE OR OTHERWISE ENFORCE ANY JUDGMENT IN RESPECT OF ANY BREACH THEREOF, BROUGHT BY ANY HOLDER OF A NOTE AGAINST THE GUARANTOR OR ANY OF ITS PROPERTY, MAY BE BROUGHT BY SUCH HOLDER OF A NOTE IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND, BY THE EXECUTION AND DELIVERY OF THIS AGREEMENT, IRREVOCABLY SUBMITS TO (X) THE JURISDICTION OF SUCH COURT OR (Y) IF THE JURISDICTION OF SUCH COURT IS UNAVAILABLE, THEN THE COURTS OF NEW YORK STATE LOCATED IN NEW YORK COUNTY; AND AGREES THAT PROCESS SERVED EITHER PERSONALLY OR BY REGISTERED MAIL SHALL, TO THE EXTENT PERMITTED BY LAW, CONSTITUTE ADEQUATE SERVICE OF PROCESS IN ANY SUCH SUIT. WITHOUT LIMITING THE FOREGOING, THE GUARANTOR HEREBY APPOINTS, IN THE CASE OF ANY SUCH ACTION OR PROCEEDING BROUGHT IN SUCH COURTS, CT CORPORATION SYSTEM, WITH OFFICES ON THE DATE HEREOF AT 111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011, TO RECEIVE, FOR IT AND ON ITS BEHALF, SERVICE OF PROCESS IN THE STATE OF NEW YORK WITH RESPECT THERETO; PROVIDED THE GUARANTOR MAY APPOINT ANY OTHER OFFICES IN THE STATE OF NEW YORK TO REPLACE SUCH AGENT FOR SERVICE OF PROCESS UPON DELIVERY TO THE NOTEHOLDERS OF A REASONABLY ACCEPTABLE AGREEMENT OF SUCH NEW AGENT AGREEING TO ACT. IN ADDITION, THE GUARANTOR HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY NOTE, BROUGHT IN SUCH COURT, AND HEREBY IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY HOLDER OF A NOTE TO SERVE ANY SUCH WRITS, PROCESS OR SUMMONSES, IN ANY MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER THE GUARANTOR, IN SUCH OTHER JURISDICTION, AND IN SUCH MANNER, AS MAY BE PERMITTED BY APPLICABLE LAW.

18. Waiver of Bond. The Guarantor waives the posting of any bond otherwise required of the Holders in connection with any judicial process or proceeding to enforce any judgment or other court order entered in favor of the Holders, or to enforce by specific performance, temporary restraining order, or preliminary or permanent injunction, this Guaranty or any other agreement or document between the Holders and the Guarantor.

19. Currency of Payments, Indemnification. Any payment made by the Guarantor to any Holder or for the account of any such Holder in respect of any amount payable by the Guarantor shall be made in United States dollars. Any amount received or recovered by such Holder other than in United States dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Guarantor or otherwise) in respect of any such sum expressed to be due hereunder shall constitute a discharge of the Guarantor only to the extent of the amount of United States dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so). If the amount of United States dollars so purchased is less than the amount of United States dollars expressed to be due hereunder, the Guarantor shall indemnify such holder against any loss sustained by such Holder as a result thereof; and in any event, the Guarantor shall indemnify such holder against the cost of making any such purchase. These indemnities shall constitute a separate and independent obligation from the other obligations herein, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such Holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder or any judgment or order and shall survive the payment of the Notes and the termination of this Guaranty.

20. Notices. All notices and other communications required or desired to be served, given or delivered hereunder shall be in writing or by a telecommunications device capable of creating a printed record and shall be addressed to the party to be notified as follows:

if to the Guarantor, at:
           c/o MDS Inc.
100 International Boulevard
Toronto, Ontario, Canada M9W 6J6
Attention: Vice President, Finance

with a copy to:
           Fasken Martineau DuMoulin LLP,
4200 TD Bank Tower,
Toronto, Ontario, Canada,
M5K 1N6
Attention: Richard Steinberg

if to any Holder, at the address specified for such Holder in or pursuant to the Agreement.

or, as to each party, at such other address as designated by such party in a written notice to the other party. All such notices and communications shall be deemed to be validly served, given or delivered (i) three (3) days following deposit in the United States mails, with proper postage prepaid; (ii) upon delivery thereof if delivered by hand to the party to be notified; (iii) upon delivery thereof to a reputable overnight courier service, with delivery charges prepaid; or (iv) upon confirmation of receipt thereof if transmitted by a telecommunications device.

21. Severability. Wherever possible, each provision of this Guaranty shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

22. Merger. This Guaranty represents the final agreement of the Guarantor with respect to the matters contained herein and may not be contradicted by evidence of prior or contemporaneous agreements, or subsequent oral agreements, between the Guarantor and any Holder.

IN WITNESS WHEREOF, this Guaranty has been duly executed by the Guarantor as of the day and year first set forth above.

By: __________________________
Name:
Title:

EXHIBIT 4.4(a)

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EXHIBIT 4.4(b)

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EXHIBIT 4.4(c)

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EXHIBIT 4.4(d)

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EXHIBIT 4.4(e)

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EXHIBIT 4.4(f)

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EXHIBIT 4.4(g)

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